As filed with the Securities and Exchange Commission on January __, 1997.


                         Registration No. _____________

  __________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                                  XETAL, INC.
             [Exact Name Of Registrant As Specified In Its Charter]


        Utah                          1040                   11-2896311
[State or Other Jurisdiction     [Primary Standard          [IRS Employer
 Of Incorporation or              Industrial                 Identification
 Organization]                    Classification number]     Number]

 3590 Oceanside Road, Oceanside, New York 11572;     Tel: (516)-594-0005
[Address and Telephone Number of Principal Place of Business and Executive Offices]

                  Att.: Dr. Jan Stahl, Chief Executive Officer
                                  Xetal, Inc.
                              3590 Oceanside Road
                           Oceanside, New York 11572
                                 (516) 594-0005
           [Name, Address and Telephone Number of Agent for Service]


                                   Copies to:

   B. Bruce Freitag, Esq.                         Ronald J. Brescia, Esq.
   39 Sackerman Avenue,                           Doros & Brescia, P.C.
   North Haledon, New Jersey 07508                1140 Avenue of the Americas
   Tel: (201) 238-1909                            New York, New York 10036
                                                  Tel: (212) 921-0550

     If any of the securities being registered on this Form are to be offered on a delayed or continuing basis pursuant to Rule 415 of the Securities Act of 1933 check the following box. [X]

     Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.
                   CALCULATION OF REGISTRATION FEE
<P>
_______________________________________________________________________________________________
Title of                   Amount being        Proposed           Proposed         Amount of
Securities being           Registered          Maximum            Maximum          Registration
Registered                                     Offering           Aggregate        Fee
                                               Price              Offering
                                               Per Share          Price(1)
Shares of Common Stock,
par value $0.001
(the "Common Stock")         450,000           $ 6.00(2)          $ 2,700,000      $   931.04

Warrants                     900,000           $ 0.10             $    90,000      $    31.03

Shares of Common Stock
underlying the Warrants      900,000           $ 6.00             $ 5,400,000      $ 1,862.07

Underwriter's Warrants(3)    135,000           $ 0.0001           $     13.50      $       --

Shares of Common Stock
Underlying the Under-
writer's's Warrants(4)       135,000           $ 6.00             $   810,000      $   279.31

Warrants Underlying
the Underwriter's
Warrants(3)                  270,000           $ 0.10             $    27,000      $     9.31

Shares of Common Stock
underlying the Warrants
Underlying the Under-
writer's Warrants(4)         270,000           $ 6.00             $ 1,620,000      $   558.62

Bridge Lender's Common
Stock(5)                     200,000           $   -0-            $        -0-     $        -

Bridge Lender's
Warrants(6)                2,500,000           $ 0.0001           $       250      $     0.10

Shares of Common Stock
underlying Bridge Lenders
Warrants(7)                2,500,000           $ 6.00             $15,000,000      $ 5,172.42

Underwriter's Bridge
Warrants(8)                  250,000           $   -0-            $       100      $        -

Shares of Common Stock
Underlying Underwriter's
Bridge Warrants(9)           250,000           $ 6.00             $ 1,500,000      $   517.24

Consultant's Stock(10)        20,000           $ 6.00             $   120,000      $    41.38
                                                                                     --------
Total Fee                                                                          $ 9,402.52

_______________________________________________________

(Notes to the Foregoing Table)
(1) Estimated solely for purposes of calculating the Registration Fee pursuant to Rule 457.
(2) Estimated for purpose of calculating the Registration Fee. The actual per share offering price will be determined at the effective date of this Registration Statement and shall be slightly below the closing bid of the Company's common shares on such date.
(3) Represents warrants (the "Underwriter's Warrants) granted at a purchase price of $0.0001 per Underwriter's Warrant to Worthington Capital Group, Inc. (the "Underwriter") to acquire an aggregate of 135,000 shares of Common Stock and 270,000 Warrants, entitling the holder to purchase
     270,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 100% of the price of the Common Stock to the public in this Offering, subject to adjustment in amount pro rate in the event all of the Common Stock and/or Warrants are not sold in this Offering.
(4) Pursuant to Rule 416, there are also being registered such additional shares as may become issuable pursuant to the anti-dilution provisions of the Underwriter's Warrants.
(5) Represents shares of Common Stock being registered for the account of certain lenders (the "Bridge Lenders") who loaned the Company funds
     (the "Bridge Loan") and who received Common Stock (the "Selling Shareholders").
(6)  Represents warrants (the "Bridge Lenders' Warrants") granted to the
     Bridge Lenders to acquire an aggregate of 2,500,000 shares of Common
     Stock at a price equal to 100% of the price of the Common Stock to the public in this Offering.
(7) Pursuant to Rule 416, there are also being registered such additional shares as may become issuable pursuant to the anti-dilution provisions of the Bridge Lenders' Warrants.
(8) Represents warrants (the "Underwriter's Bridge Warrants") granted at a price of $0.0001 per Underwriter's Bridge Warrant to Worthington Capital Group, Inc. as placement agent for the Bridge Loan to acquire 250,000 shares of Common Stock at an exercise price equal to 100% of the price of the Common Stock to the public in this Offering.
(9) Pursuant to Rule 416, there are also being registered such additional shares as may become issuable pursuant to the anti-dilution provisions of the Underwriter's Bridge Warrants.
(10) Consists of 20,000 Shares of common stock issued to a Consultant for the Company with respect to which the Company granted "piggy-back" registration rights (also the "Selling Shareholders").


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                                  XETAL, INC.

Cross Reference Sheet Showing Location in Prospectus of Part 1 Items of Form SB-2 Registration Statement and the Prospectus

Registration Statement Items and Headings         Heading In The Prospectus
_________________________________________         _____________________________
1.   Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus       Facing Page; Cover Page of
                                                  Prospectus

2.   Inside Front and Outside Back Cover          Inside Front and Outside Back
     Pages of the Prospectus                      Cover Pages of Prospectus;
                                                  Additional Information

3.   Summary Information and Risk Factors         Prospectus Summary;
                                                  Risk Factors

4.   Use of Proceeds                              Use of Proceeds

5.   Determination of Offering Price              Cover Page of Prospectus;
                                                  Risk Factors;
                                                  Underwriting

6.   Dilution                                     Dilution

7.   Selling Security Holders                     Selling Security Holders

8.   Plan of Distribution                         Cover Page of Prospectus
                                                  and Notes; Underwriting

9.   Legal Proceedings                            Business of the Company -
                                                  Legal Proceedings

10.  Directors, Executive Officers,
     Promoters and Control Persons                Management

11.  Security Ownership of Certain
     Beneficial Owners and Management             Principal Shareholders

12.  Description of Securities                    Description of Securities

13.  Interest of Named Experts and Counsel        Experts

14.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities                                 Underwriting

15.  Information With Respect to Registrant      Prospectus Summary;
                                                 Risk Factors; Dilution;
                                                 Management; Business of
                                                 The Company;
                                                 Description of Securities;
                                                 Executive Compensation;
                                                 Financial Statements

16.  Management's Discussion and Analysis        Management's Discussion and
     or Plan of Operations                       Analysis of Financial
                                                 Condition and Results of
                                                 Operations.

17.  Description of Property                     Property

18.  Certain Relationships and Related
     Transactions                                Certain Transactions

19   Market For Common Equity and Related        Cover Page of Prospectus;
     Stockholder Matters                         Market For Common Stock and
                                                 Related Stockholder Matters

PRELIMINARY PROSPECTUS DATED ________, 1997  (SUBJECT TO COMPLETION)
A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment.
These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                   PROSPECTUS

                                  XETAL, INC.
             450,000 Shares of Common Stock, $0.001 Par Value  and
               900,000 Redeemable Common Stock Purchase Warrants.

     Xetal, Inc., a Utah corporation (the "Company"), is hereby offering
(the "Offering"), through Worthington Capital Group, Inc. as underwriter
(the "Underwriter"), on a best efforts basis, up to 450,000 shares
(the "Shares") of its common stock, $0.001 par value (the "Common Stock"), and up to 900,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The shares of Common Stock and the Warrants (which are collectively referred to as the "Securities") are being offered separately and are separately tradeable immediately upon issuance. The minimum offering will consist of 250,000 shares of Common Stock (the "Minimum Offering") and the maximum offering will consist of 450,000 shares of Common Stock and 900,000 Warrants (the "Maximum Offering"). There is no minimum number of Warrants required to be sold. Each Warrant expires on ___________, 2002, five years after the date of this Prospectus, and entitles the holder, commencing one year after the date of this Prospectus, to purchase one share of Common Stock for $6.00, the assumed initial public Offering price, subject to adjustment in certain events pursuant to the anti-dilution provisions thereof . The initial public Offering price of the Warrants will be $0.10 per Warrant. The Warrants are redeemable by the Company at a price of $0.05 per Warrant commencing two years after the date of this Prospectus and prior to their expiration provided that
(I) prior notice of not less than 30 days is given to the holders of the Warrants and (ii) the closing sale price of the Common Stock as reported on the National Association of Securities Dealers, Inc. (the "NASD") Bulletin Board (the "Bulletin Board") for 20 consecutive trading days, ending on the tenth day prior to the date on which the Company gives notice of redemption, has been at least $9.00, 150% of the initial public Offering price of the Shares. The holders of the Warrants will have exercise rights until the close of business receding the date fixed for redemption.
See, "DESCRIPTION OF SECURITIES - Warrants."

     The Company's Shares are traded in the over-the-counter market on the NASD Electronic "Bulletin Board" (the "Bulletin Board"), an electronic quotation system maintained by the NASD, under the symbol "XETX." The Company has made application for listing of the Shares and Warrants on the Bulletin Board and the Boston Stock Exchange under the symbols "____" and "____."
On _______, 1997, the closing bid and asked prices for a shares of the Company's Shares were $_____ and $_____, respectively. See "MARKET FOR THE COMPANY'S SECURITIES AND RELATED MATTERS."

     THESE SECURITIES INVOLVE SUBSTANTIAL RISKS AND DILUTION AND SHOULD ONLY BE PURCHASED ONLY BY THOSE WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AND "DILUTION."
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
____________________________________________________________________________
                       Price to       Underwriting        Proceeds to
                       Public         Commissions (1)     Company (2)
Per Share              $ 6.00          $ 0.60               $ 5.40
Per Warrant            $ 0.10          $ 0.01               $ 0.09
Total Minimum          $ 1,500,000     $ 150,000            $ 1,350,000
Total Maximum          $ 2,700,000     $ 270,000            $ 2,430,000
____________________________________________________________________________
(footnotes on following page)
                        WORTHINGTON CAPITAL GROUP, INC.

The date of this Prospectus is                    , 1997
(footnotes from previous page)

(1) In addition, the Company has agreed to pay the Underwriter a non-accountable expense allowance equal to 3% of the gross proceeds of the Offering, of which $25,000 has been paid as of the date of this Prospectus. The Company has also agreed to: (i) sell to the Underwriter warrants (the "Underwriter's Warrants") at a purchase price of $0.0001 per Underwriter's Warrant, to acquire an aggregate of 135,000 shares of Common Stock and 270,000 Warrants, entitling the holder to purchase 270,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 100% of the price of the Common Stock to the public in this Offering, subject to adjustment in amount pro rata in the event all of the Common Stock and/or Warrants are not sold in this Offering and subject to the adjustment pursuant to the anti-dilution provisions thereof; (ii) indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended (the "Act") and (iii) engage the Underwriter as a financial consultant for a period of 24 months commencing on the date of this Prospectus, for which the Underwriter will receive a consulting fee of $100,000 payable in full at the closing of the Minimum Offering. See "DESCRIPTION OF SECURITIES" and "UNDERWRITING."
(2) After deducting underwriting commissions but before payment of the Underwriter's non-accountable expense allowance in the amount of $46,500, if the Minimum Offering is sold, or $83,700 if the Maximum Offering is sold, the Underwriter's consulting fee in the amount of $100,000 and other expenses of the Offering (estimated at $100,000) payable by the Company. See "UNDERWRITING."

     The Securities are offered through the Underwriter named herein when, as and if received and accepted by it, subject to prior sale, withdrawal, cancellation or modification of this Offering without notice, and approval of certain legal matters by Doros and Brescia, P. C., counsel for the Underwriter, and the Underwriter. The Underwriter reserves the right to reject any offer for the Securities, in whole or in part.

     The Securities are being offered on a "best efforts all or none" basis as to the first 250,000 shares of Common Stock and 500,000 Warrants
     (the "Minimum Offering") and on a " best efforts " basis as to an additional 200,000 shares of Common Stock and 400,000 Warrants (together with the Minimum Offering, the "Maximum Offering"), during an offering period commencing on the date hereof and expiring on _________ __, 1997, unless extended by the mutual consent of the Company and the Underwriter for up to an additional thirty (30) days (such period, as same may be extended, being hereinafter referred to as the "Offering Period").
     Pending the acceptance by the Company of the Minimum Offering, all subscription proceeds will be deposited in a non-interest bearing account (the "Escrow Account") at the ______________________ Bank ("Escrow Agent").

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OF THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.


                             AVAILABLE INFORMATION

    A Registration Statement on Form SB-2 (the "Registration Statement") under the Act relating to the securities offered hereby has been filed by the Company with the United States Securities and Exchange Commission
(the "Commission") at its regional office in New, New York. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commissions principal offices in Washington
D. C., and copies may of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

     Following this Offering, The Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), and in accordance therewith will file periodic reports with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the commission, Room 1024, 450 Fifth Street, N. W., Washington, D. C. 20549, and at the Commission's New York Regional Office at 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the public reference Section at prescribed rates.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm and may, at its discretion, furnish quarterly reports containing unaudited financial statements.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. The term the "Company" refers to Xetal, Inc. and references to "Companies" include Xetal, Inc. and its wholly owned subsidiaries APO Health, Inc., Universal medical Distributors, Inc. and Dental Alternatives, Inc., unless otherwise indicated. All numbers referring to the Company's shares of common stock are stated giving effect to a 1-for-10 reverse stock split effected in August 1996, unless specifically indicated to the contrary.

                                  THE COMPANY

     The Company was incorporated in May, 1969 under the laws of the State of Utah under the name "Apache Silver Oil Co., Inc." and was previously engaged in the oil and gas business. Thereafter, in February, 1985, the Company changed its name to "Insurance Kingdom Agency, Inc." and engaged in the insurance business until 1992 when it ceased doing business. In September, 1994, the Company entered into an acquisition agreement with Xetal, Inc., a New York corporation (for purposes herein referred as "APO Health"), pursuant to which the stockholders of APO Health acquired approximately 83 % of the issued and outstanding capital stock of the Company in exchange for all of the capital stock of APO Health (the "Acquisition Agreement"). Prior to the acquisition, Dr. Jan Stahl and Mr. Peter Steil owned 100% of the capital stock of APO Health and served as its officers and directors. As a result of the consummation of the transactions under the Acquisition Agreement, APO Health became a wholly owned subsidiary of the Company. Additionally, Dr. Jan Stahl and Mr. Peter Steil became the holders of approximately 62.3% of the issued and outstanding capital stock of the Company and thereafter became officers and directors of the Company. In January, 1995, the Company changed its name to "Xetal, Inc." and APO Health thereafter changed its name to "APO Health, Inc."

     In March 1996 the Company acquired 100% of the outstanding capital stock of Universal Medical Distributors, Inc. ("Universal"), a company principally engaged in the business of distributing veterinary supplies. During July 1996, the Company also acquired 100% of the outstanding capital stock of Dental Alternatives, Inc. ("Alternatives"), a corporation owned by Dr. Jan Stahl, the Company's principal shareholder, in exchange for 400,000 shares of the Company's Common Stock. Alternatives owned certain marketing rights and trademarks to products developed by Dr. Stahl.

     The present operations of the Company's predecessor commenced about 1987 and presently, through its subsidiaries, the Company is a distributor, supplier and manufacturer of disposable medical products principally to dental, medical and veterinary professionals. These products include protective garments such as isolation gowns, face masks and gauze as well as other disposable items such as latex gloves, needles, syringes, health and beauty aids and chemicals for infection control.

     Management has elected to concentrate the Company's efforts in specialized markets for disposable dental, medical and veterinary products. The Company currently distributes over 3,000 various products. Products are marketed and sold primarily (i) to other distributors (accounting for approximately 65% of revenues) (ii) directly to doctors, dentists and veterinarians (accounting for approximately 30% of revenues) and (iii) to others, including direct consumers, and through exporters to foreign countries (accounting for approximately 5% of revenues).

     In addition, the Company has introduced a complete line of dental emergency products and first aid kits which are being marketed under the name "Dr. Stahl's Emergency Dental Kits." These products are designed for consumer use, for relief from common dental emergencies such as toothaches, broken dentures, lost filings and loose crowns and bridges. Management plans to expand its marketing of this product line to include catalogs, drug chains, hotel stores and television sales. In addition, the Company plans to introduce a consumer medical line including Dr Stahl's band-aids, gauze, toothbrushes and medical first aid kits.

     Universal, the Company's veterinary division, is a full service veterinary supply company with sales in excess of $1 Million, generated through direct marketing, trade shows and mail order.

     The Company maintains its principal executive offices at 3590 Oceanside Avenue, Oceanside, New York 11572. The Company's telephone number is
(516) 594-0005.


                                  THE OFFERING

Securities Offered:           450,000 Shares of Common Stock, par value $0.001
                              and  900,000 Warrants.

Common Stock outstanding
prior to the Offering:        938,263 shares of Common Stock

Common Stock to be outstanding
after the Offering(1)(2):     1,188,263 shares of Common Stock, if only the
                              minimum Offering is sold or 1,388,263 shares of Common Stock if all the Shares offered are sold.

Proposed Boston Stock Exchange
symbols for Common Stock and
Warrants(3):                  __________ and ___________.

Exercise Terms of the
Warrants:                     Each Warrant is exercisable into one share of
                              Common Stock for a period of four years
                              commencing one year from the date of this Prospectus at an exercise price of $6.00 per share, 100% of the initial public Offering price.

Expiration Date of Warrants:  _____________, 2002 (five years from the date of this Prospectus)

Redemption of Warrants:       The Warrants are redeemable by the Company after
                              two years from the date of this Prospectus at a price of $.05 per Warrant upon not less than 30 days prior written notice to the holders of such Warrants, provided that the closing sale price of the Shares as reported on NASDAQ is at least
                              $9.00, 150% of the initial public Offering price of the Shares, for twenty consecutive trading days ending on the tenth day prior to the date the Company gives notice of redemption. Warrant holders may exercise the Warrants during such 30 day notice period.

Use of Proceeds:              The proceeds of this Offering will be used by the
                              Company to repay two Bridge Financings in the
                              aggregate principal amount of $500,000, plus
                              accrued interest thereon, $250,000 of which was
                              incurred by the Company in anticipation of this
                              Offering; to acquire key-man life insurance to
                              protect against the loss of certain officers;
                              to provide for the expansion of the Company's
                              business through acquisition of compatible
                              existing business entities; to fund the Company's
                              operational and administrative costs and expenses;
                              and for working capital. See "USE OF PROCEEDS."
____________________________________
(1) Gives no effect to the possible exercise of the Warrants or to the Underwriter's Warrants.
(2)  Gives no effect to the possible exercise of the Pre-Bridge Warrants
(as that term is hereinafter defined) and Bridge Warrants previously issued to certain Pre-Bridge Lenders (as that term is hereinafter defined) and Bridge Lenders, which Warrants and underlying Common Shares are registered for future sale as part of this Offering.
(3) The listing of the Company's Securities on the Bulletin Board and Boston Stock Exchange is subject to the successful completion of this Offering and the definitive approval of the listing by the NASD and the Boston Stock Exchange, of which there can be no assurance. If the Company is successful in obtaining listing there are no assurances that it will be able to maintain the listing in the future.


                         SUMMARY FINANCIAL INFORMATION

     The following summary financial data is qualified in its entirety by, and should be read in conjunction with, the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS" hereinafter set forth in this Prospectus. The summary financial data presented below as of September 30, 1996 and 1995, and for each of the two periods then ended, are derived from the Financial Statements of the Company which have been audited by independent certified public accountants, and are included elsewhere in this Prospectus.



Summary Balance Sheet Data:
                                               September 30
                                          1996                 1995
Total Assets                        $ 3,365,256            $ 3,003,034
Total Current Assets                  2,762,834              2,678,824
Total Liabilities                     3,000,056              2,675,670
Retained Earnings (Deficit)           ( 224,640)              (258,376)
Stockholders' Equity                    365,200                327,364

Summary Earnings Data:
                                     Year Ended      Nine Months Ended
                                        9/30/96                9/30/95
Revenues                            $14,615,764            $ 9,635,770
Cost of Revenues                     12,595,353              8,657,156
Gross Profit                          2,020,411                978,614
Selling Expenses                        911,336                544,732
General and Administrative Exp.         855,056                436,369
Income (Loss) from operations           254,019                 (2,487)
Net Income (Loss)                        33,736               (247,819)
Earnings (Loss) per Share           $      0.09            $     (0.92)
Weighted Average No. of Shares          394,800                269,733


                                  RISK FACTORS

     An investment in the Securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere in this Prospectus, should be considered carefully in evaluating the Company and an investment in its Securities. An investment in the Securities offered hereby is suitable only for those investors who can bear the risk of loss of their entire investment.

1. Narrow Profit Margins.

     Prior to its acquisition of APO Health in 1994, the Company was an inactive corporation. The Company's sole business operations are through its wholly-owned subsidiaries, APO Health (which commenced operations in October, 1987), Universal (acquired in 1996) and Alternatives (Also acquired in 1996). Furthermore, although the Company's operations were profitable in fiscal 1996, the Company's sales are typically of low profit margin items, with net profit margins averaging between 1% and 2% of gross revenues. As such, any downturn in sales could adversely affect the Company's ability to continue to operate profitably and could result in operating losses in the future, as was the case in fiscal 1995. See, "FINANCIAL STATEMENTS" and "BUSINESS OF THE COMPANY."

2.  No Present Public Market for Securities of the Company.

     Although the Company's Common Stock is currently traded on the "OTC Bulletin Board" there is presently no active public market for the Securities being offered hereby and no assurance can be given that a market will develop subsequent to this Offering. Quotations for the Company's Common Stock have been sporadic and in small volumes and, as a result, purchases or sales of relatively small amounts of Common Stock can have a significant impact upon the quoted prices. The Underwriter is not obligated to make a market in any of the securities upon completion of this Offering and the Underwriter is not approved by the NASD to make a market in securities.

3.  Need for Additional Financing.

     The Company's ability to implement its business plans is materially dependent upon the Company's ability to raise additional capital through the successful completion of this Offering. In contemplation of this Offering, the Company obtained $250,000 in bridge financing through the sale to the Bridge Lenders of certain notes (the "Bridge Notes"), including shares of Common Stock and Bridge Lenders' Warrants, through a private placement to certain accredited investors. Prior to that, the Company also obtained
$250,000 in bridge financing through the sale of certain notes
(the "Pre-Bridge Notes") including warrants (the "Pre-Bridge Lenders' Warrants") as to which the Company is presently in default in the payment of principal and interest. There can be no assurance that the Maximum Offering will be completed, in which event the Company may not have adequate funds to fully implement its expansion program after repayment of the Bridge Notes and Pre-Bridge Notes without raising additional capital by some other means.
In such event, there can be no assurance that the Company's business activities will result in sufficient ongoing revenues to provide profits to the Company, or that additional financing, if needed, will be available to the Company or, if available, that it can be obtained upon terms satisfactory to the Company. See, "USE OF PROCEEDS" and "CERTAIN TRANSACTIONS."

4. Reliance Upon Management.

     The Company is principally dependent upon the personal efforts and abilities of Dr. Jan Stahl and Mr. Peter Steil, its principal operating officers. The loss of either of these individuals could have a materially adverse effect upon the Company's ability to successfully carry on its business. In addition, although APO Health intends to obtain "key man" life insurance upon the life of Dr. Stahl and Mr. Steil in the amount of not less than $500,000 each (see "USE OF PROCEEDS"), if the Company were to lose the services of either Dr. Stahl or Mr. Steil, its business could be adversely affected and there can be no assurance that the proceeds of such insurance would be adequate to secure an adequate replacement or to fully compensate the Company for such loss. Furthermore, as the Company expands its present operations, it will require the services of additional skilled personnel. There can be no assurance that it will be able to attract persons with the requisite skills and training to meet future needs or, even if suitable persons are found that they will be available on terms acceptable to the Company. Currently there are employment agreements in place between the Company and each of Messrs Stahl and Steil. See "MANAGEMENT" and "EXECUTIVE COMPENSATION."

5. Potential Impact of Changing Economic Factors in the Health Care Markets.

     The health care market accounts for most of the demand for non-woven disposable products, with hospitals accounting for approximately two-thirds of the demand. The health care industry has been typified in recent years by strict cost containment measures imposed by federal and state governments, private insurers and other "third party" payors of medical costs. In response to these pressures, virtually all segments of the health care market have become extremely cost sensitive and in many cases hospitals and other health care providers have become affiliated with purchasing consortiums which are charged with obtaining large quantities of needed products at the lowest possible cost. These factors in combination have had an adverse impact upon smaller suppliers and manufacturers, such as the Company, who are either unable to supply the large quantities sought by the purchasing consortiums or which are unable to respond to the need for lower product pricing. Although management believes that its planned expansion program will enable it to meet the demand for large quantity orders, and despite management's belief that the dramatic increased demand for safety oriented products, such as the disposable products offered by the Company, will offset these factors, there can be no assurance that the Company will be able to overcome the negative impact of these conditions in the health care marketplace.

6. Potential Adverse Impact of Environmental Concerns.

     At present, most disposable products are manufactured from fabrics which are comprised of non-biodegradable plastic fibbers. In recent years concern has grown over the effects of such products on the environment due to the country's growing solid waste disposal "crisis," the declining landfill capacity in major metropolitan areas able to handle such products and the much publicized hazards of "medical wastes." These concerns have been highlighted by suppliers of traditional reusable medical products in attempt to overcome the growing demand for disposable products. Although the degree to which disposable plastic products are responsible for the country's waste disposal related problems is the subject of serious debate at the present time, should it become the consensus that the costs and problems of disposal of such products outweigh their benefits, such a development could have a materially adverse impact upon the Company and the medical products industry in general, at least until biodegradable non-woven products become a feasible alternative to the materials now being used.

7. Potential Impact of FDA and Governmental Regulation.

     Some of the Company's products may be regulated as medical devices by the federal Food and Drug Administration (the "FDA") pursuant to the federal Food and Drug Cosmetic Act (the "ACT") and are, or may be, subject to regulation by other federal and state governmental agencies. The FDA has comprehensive authority to regulate the development, production, distribution and promotion of medical devices. Furthermore, certain states impose additional requirements on the distribution of medical devices. The FDA may require pre-market approval of some of the Company's proposed products, requiring extensive testing and a lengthy review process. The cost of complying with present and future regulations may be significant. Further, the regulatory approval process and attendant costs may delay or prevent the marketing of products developed by the Company in the future. The Mandatory Device
Reporting ("MDR") regulation obligates manufacturers including, in some cases, distributors such as the Company, to provide information to the FDA on injuries alleged to have been associated with the use of a product or certain product failures which could cause injury. The FDA is empowered to take action against manufacturers of regulated products including both civil and criminal remedies, and may also prohibit or suspend the marketing of products if circumstances so warrant. Any such action by the FDA could result in a disruption of the Company's operations for an undetermined time.

8. Product Liability and Cost and Availability of Insurance.

     Providers of medical products to hospitals and other health care institutions may encounter liability for damages to patients in the event that their products prove to be defective. Certain of the Company's products and proposed products will be utilized in medical procedures where the Company could be subject to claims for such injuries resulting from the use of its products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. At present the Company maintains product liability insurance coverage in the amount of $1,000,000. However, as a result of the continuing changes in insurance coverage and premiums, no assurance can be given that such insurance will be adequate to fully protect the Company in the future or that product liability insurance can be maintained at a reasonable cost.

9. Lack of Patent Protection.

     At present, the Company does not rely upon patent protection for any of its products and such protection is not believed to be essential by management because of the character of its products. Furthermore, there is little likelihood that it will develop patentable products or processes in the foreseeable future. In the absence of such protection, the Company will primarily rely upon trade secrets and proprietary techniques to attain or maintain any commercial advantage. There is no assurance that competitors will not independently develop and market, or obtain patent protection for, products similar to those designed or produced by the Company, and thus negate any advantage of APO Health with respect to any such products. Even if patent protection becomes available to the Company, there can be no assurance that such protection will be commercially beneficial to it.

10. Competition.

     The dental, medical and veterinary products supply business in an intensely competitive one. At present, the Company estimates that there are over 20 companies whose products compete with many of the Company's present and proposed products. These companies range from major multinational companies to enterprises which are smaller in size and financial ability than the Company. The Company's present and prospective competitors also include the numerous manufacturers and suppliers of reusable medical products and manufacturers of raw materials used by the Company. Many of the Company's competitors have far greater financial resources, larger staffs, and more established market recognition in both the domestic and international markets than the Company. See, "BUSINESS OF THE COMPANY - Competition."

11. Dependence Upon Third Party Manufacturers/Suppliers.

     The Company does not directly manufacture any of the products its presently sells. The products distributed by the Company are, for the most part, manufactured by third parties in the United States, the Far East, Mexico and Canada. In general, the Company does not have long-term contracts with its manufacturers. Although the Company believes alternative sources for virtually all of its products are readily available, there can be no assurance that the available supply from such alternative sources would be adequate to meet the increased demand for production that would most likely result from any significant disruption in the Company's traditional manufacturers and suppliers of its products. See, "BUSINESS OF THE COMPANY - Manufacturing."

12. Foreign Manufacturing.

     Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and similar import/export controls and changes in governmental policies. Although, to date, the Company has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future with the result of possible increases in product costs and/or delays in product delivery which would, in all likelihood, result in the loss of revenues and good will by the Company.

13.  Potentially Adverse Effect of Agreement to Pay Commissions to Management.

     Under their employment agreements with the Company, Mr. Steil, President, and Dr. Stahl, Chief Executive Officer, beginning with fiscal 1996, each receive annual bonuses equal to one (1%) per cent of the Company's gross revenues over an agreed base of $11 Million in addition to their base salaries, which will be payable in cash within 30 days after completion of the Company's audited annual financial statements (see "MANAGEMENT - Executive Compensation"). The payment of such commissions will reduce any net profits of the Company and, given the low profit margins experienced by the Company from the sale of its present products, such effect may be substantial in terms of the Company's overall profitability. However, it is management's opinion that the overall, long-term benefit to the Company and its Shareholders outweighs any short-term negative impact upon the Company's earnings.

14.  Dilution.

     As of September 30, 1996, the end of fiscal 1996, the net tangible book value of the Company's Shares was $0.495 per share. If all the Securities being offered hereby are sold, the net tangible book value of the Shares will be approximately $1.904. Consequently the purchasers of the securities being offered hereby will suffer an immediate dilution of approximately $4.096 per Share (approximately 68%). Conversely, present Shareholders of the Company would receive an immediate benefit of approximately $1.409 per Share if all the securities offered are sold. For detailed information concerning dilution, see "DILUTION."

15. No Dividends.

     The Company has not paid any dividends on its Shares since its inception and does not expect to declare or pay any cash dividends in the future. The Company anticipates that any profits from operations will be reinvested in the Company.

16.   Authorization of Preferred Stock; Anti-takeover Provisions.

     The Company's Articles of Incorporation authorize the issuance of 2,000,000 shares of Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without obtaining shareholder approval, to issue Preferred Stock with preferred dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Shares. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in the control of the Company. See "DESCRIPTION OF SECURITIES."

17. Escrow of Investor's Funds.

     Pending the completion of this Offering, all subscriber funds will be held in a non-interest bearing escrow account (the "Escrow Account") with __________ Bank (the "Escrow Agent") until the Minimum Offering is subscribed for and cleared funds are available in the Escrow Account.
As such, subscriber funds could be held for up to sixty days, subject to extension for an additional thirty days by the Company and the Underwriter.
In the event the Minimum Offering is not subscribed for during such period, all such amounts will be returned without interest thereon or deduction therefrom. Therefore, subscribers for the Securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering. See "THE OFFERING."

18.  No Commitment to Purchase Securities.

     The Securities offered herein are offered on a "best efforts, all or none " basis with respect to the first 250,000 shares of Common Stock and 500,000 Warrants and thereafter on a "best efforts" basis only with respect to the remaining 200,000 shares of Common Stock and 400,000 Warrants, by the Company through the Underwriter. No commitment exists by anyone to purchase all or any portion of such Securities. Consequently, there can be no assurance as to how many shares of Common Stock and Warrants over the Minimum Offering, if any, will be sold by the Company in this Offering.

19.  Potentially Adverse Effect of Agreement to Pay Warrant Solicitation Fee.

     At present, the Company has an arrangement with the Underwriter to pay a Warrant solicitation fee in connection with the possible exercise of the Warrants being offered hereby. However, unless granted an exemption by the SEC from the provisions of Rule 10(b)(6) promulgated under the Securities Exchange Act of 1934, as amended, any soliciting Broker/Dealers will be prohibited from engaging in any market-making activities with regard to the Company's securities for the period from two (2) business days prior to any solicitation of the exercise of Warrants until the later of the termination of such solicitation activities or the termination (by waiver or otherwise) of any right that the soliciting Broker/Dealers may have to receive a fee for the exercise of Warrants following such solicitation. As a result, soliciting Broker/Dealers may be unable to continue to provide a market for the issuer's securities during periods while the Warrants are exercisable.

20. Possible Effects of SEC Rules on Market For Common Stock and Warrants.

     Prior to this Offering the Company's Shares have been traded on the NASD Electronic Bulletin Board. The Company intends to apply for approval to have the securities offered hereby (the Warrants and Shares) approved for inclusion on the Bulletin Board. The Company's securities must continue to be registered under Section 12(g) of the Exchange Act. If the Company's securities are traded for less than $5 per security, then unless the Company's net tangible assets exceed $2,000,000 or the Company has average revenues of at least $6,000,000 for the last three (3) years, the respective security (a "Low-Priced Security") will be subject to SEC Rule 15g-9 concerning sales of low priced securities or "penny stocks" unless the security is otherwise exempt from Rule 15g-9.
Pursuant to Rule 15g-9, prior to concluding a sale. a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written representations and agreement concerning the transaction.
In addition, Rule 15g-9 generally requires broker-dealers to provide customers for whom they are effecting transactions in a Low-Priced Security, before the transaction, with a standard risk disclosure document describing the customer's right to disclosures of the (i) current bid and asked quotations, if any, (ii) compensation of the broker-dealer and the salesperson in the transaction, and
(iii) monthly account statements showing the market value of the such stock held in the customer's account. If the Common Stock or Warrants individually trade for more than $5 per security, then these rules will not apply to the transactions in the respective security trading for over $5. To the extent that the respective security becomes a Low-Priced Security, these rules will apply and would be expected to have a negative effect on the desire of brokers to sell the Company's Securities; would be expected to have a negative effect on the brokers' ability to do so; and also would be expected to have a negative effect on the ability of purchasers in this Offering to sell the Company's securities in the secondary market.

21. Underwriter's Warrants and Registration Rights.

     The Company has agreed to sell to the Underwriter warrants
(the "Underwriter's Warrants) at a purchase price of $0.0001 per Underwriter's Warrant to acquire an aggregate of 135,000 shares of Common Stock and 270,000 Warrants, entitling the holder to purchase 270,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 100% of the price of the Common Stock to the public in this Offering, subject to adjustment in amount pro rata in the event all of the shares of Common Stock and/or Warrants are not sold in this Offering. The Shares and Warrants issuable upon exercise of the Underwriter's Warrants are identical to those offered hereby. The Underwriter's Warrants are exercisable for a period of four years commencing one year from the date of this Prospectus. The exercise of the Underwriter's Warrants will dilute the value of the Shares and may adversely affect the market price of the Shares. The Underwriter has been granted (i) certain "piggy-back" registration rights for a period of seven years from the date of this Prospectus and (ii) demand registration rights for a period of five years from the date of the Prospectus with respect to the registration under the Act of the securities issuable upon exercise of the Underwriter's Warrants.

22.  Effect of Warrants.

     The holders of Warrants and the Underwriter's Warrants will have an opportunity to benefit from a rise in the market price of the Shares. During the life of the Warrants, the terms upon which the Company could obtain additional capital may be adversely affected. Holders of Warrants might be expected to exercise them at a time when the market price of the Shares is in excess of the exercise price of the Warrants. The issuance of Shares upon the exercise of the Warrants, therefore, may result in a dilution of the equity represented by the then outstanding Shares held by other shareholders. At such a time the Company might be able to obtain capital, if needed, on terms more favorable than those provided by the Warrants. See "DILUTION."

                                    DILUTION

     As of September 30, 1996, the net tangible book value of the Common Stock
of the Company was $0.495 per Share.   Net tangible book value per share
represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of Shares outstanding. "Dilution" means the difference between the purchase price of the Shares paid by an investor herein and the pro-forma net tangible book value of the Shares after giving effect to this Offering. After giving effect to the sale of the Shares offered hereby and receipt of the net proceeds thereof, the pro forma net tangible book value of the Shares at September 30, 1996, would have been $1.233 per Share, if only the minimum Offering is sold, or $1.904 per Share, if the maximum Offering is sold. This represents an immediate increase in net tangible book value of $0.738 per Share, if the minimum Offering is sold ($1.409 per Share if the maximum Offering is sold) to existing holders of Shares and an immediate dilution of $4.767 per Share or 79% (minimum) or $4.096 per Share or 68% (maximum) of the initial public offering price to purchasers of the Shares offered hereby.

     The following tables illustrate the dilution to the purchasers of the Shares offered hereby both for the minimum and maximum Offerings:

I. Assuming Only The Minimum Offering is Sold:

Public Offering price per share (1)(2):                          $ 6.00
Net tangible book value at September 30, 1996
before Offering:                                                 $ 0.495
Increase per share attributable to new investors:                $ 0.738
Pro forma net tangible book value at September 30, 1996
after Offering(3):                                               $ 1.233
Per share dilution to new investors:                             $ 4.767

II. Assuming The Maximum Offering is Sold:

Public Offering price per share (1)(2):                          $ 6.00
Net tangible book value at September 30, 1996
before Offering:                                                 $ 0.495
Increase per share attributable to new investors:                $ 1.409
Pro forma net tangible book value at September 30, 1996
after Offering(3):                                               $ 1.904
Per share dilution to new investors:                             $ 4.096
________________________________
(1) Before deduction of underwriting commission and estimated expenses to be paid by the Company.
(2) Assumes no value for the Warrants for the purpose of calculating dilution.
(3) Assumes no exercise of the Underwriter's Warrants and does not include the amount of Consulting Fees paid for a 24 month consulting agreement as a prepaid expense.
(4) Id based upon 738,263 shares of Common Stock issued and outstanding at September 30, 1996 and does not give effect to an additional 200,000 shares of Common Stock issued after such date.

     The following tables set forth, after giving effect to the assumed completion of the Offering, at both the Minimum and Maximum Offering, the total consideration paid and the average price per Share paid by existing shareholders and by the public participating in this Offering:

I. Assuming  Only The Minimum Offering is Sold:

               Shares Owned   Consideration   Average  Per
               Number         Percent         Amount   Percent   Share Price
Present
Shareholders   938,263        79.0%         $  589,840    28.2%  $ 0.80
New Investors  250,000        21.0%         $1,500,000    71.8%  $ 6.00
_______________________________________________________________________
Total(1)     1,188,263       100.0%         $2,089,840   100.0%

II. Assuming The Maximum Offering is Sold:

               Shares Owned   Consideration   Average  Per
               Number         Percent         Amount   Percent   Share Price
Present
Shareholders   938,263        67.6%         $  589,840    17.9%   $0.80
New Investors  450,000        32.4%         $2,700,000    82.1%   $6.00
_______________________________________________________________________
Total(1)      1,388,263      100.0%         $3,289,840   100.0%
___________________________
(1) Does not give effect to (i) the exercise of any of the Warrants offered hereby; (ii) the exercise of any of the Underwriter's Warrants; (iii) the exercise of any of the Warrants included in the Underwriter's Warrants;
or (iv) the exercise of any of the Bridge Warrants also registered herein.

                                USE OF PROCEEDS

 The net proceeds from the sale of the Securities offered hereby, after deducting underwriting commissions, other expenses and the cost of a pre-paid consulting agreement, estimated in the aggregate at $449,000 if only the minimum number of shares of Common Stock are sold, or $605,000 if all shares of Common Stock and Warrants are sold, will be approximately $1,105,000 if the Minimum Offering is sold and $2,095,000 if the Maximum Offering is sold. These proceeds are intended to be applied approximately in the following manner:

                             Minimum                 Maximum
                             Percent-                Percent-
                             Amount       age(1)      Amount       age(1)
Repayment of Bridge Loan
Financing(2)               $  550,000     52.3%    $  550,000      26.3%
Expansion of Inventory(3)  $  100,000      9.5%    $  200,000       9.5%
Marketing(4)               $   50,000      4.8%    $  100,000       4.8%
Key-man Insurance(5)       $   25,000      2.4%    $   25,000       1.2%
Product Liability and
Officers & Directors
Insurance(6)               $   20,000      1.9%    $   20,000       0.9%
Expansion and Acquisition
Program(7)                 $  200,000     19.0%    $  500,000      23.9%
Working Capital(8)         $  106,000     10.1%    $  700,000      33.4%
                            _________    ______     _________     ______
TOTALS                     $1,051,000    100.0%    $2,095,000     100.0%
______________________________
(1) All percentages are rounded to the nearest tenth.
(2) Includes principal and estimated interest payments due on two previous bridge financing transactions completed by the Company in anticipation of this Offering.
(3) Includes an allocation for the expansion of the Company's existing inventory in order to permit management to take advantage of available volume discounts offered by suppliers and to establish initial inventories of new products either developed by the Company or as to which distribution rights have been negotiated.
(4) This allocation is intended to meet the anticipated costs of expanding the Company's marketing and advertising program. Although the Company has not yet finalized its long term marketing plans, management generally intends to
(I) investigate the feasibility of expanding its use of independent marketing representatives and to promote its product lines, particularly its proprietary products, to new markets, other than the traditional hospital and health care markets, through the use of a combination of advertisements in specialized trade magazines, attendance at trade shows and a direct mail program to potential end-users; (ii) expand its use of print advertising (including the expansion of current advertising in trade publications) and (iii) develop, printing and distribute product brochures and literature, particularly for the Company's proprietary products. This allocation is estimated to be adequate to meet the cost of such activities for a period of at least one year following the completion of this Offering even if only the minimum Offering is sold.
(5) This allocation is intended to be used by the Company for the purchase of key-man life insurance on the lives of Dr. Stahl and Mr. Steil. Based upon quotations received by management, this allocation is deemed adequate by management to meet the first year's cost for such insurance for both Dr. Stahl and Mr. Steil.
(6) This allocation is intended to meet the cost of (I) acquiring product liability insurance in a minimum amount of $1 million and (ii) acquiring officers and directors insurance following the completion of this Offering, which management believes to be essential in order to attract new officers and directors with the skills and experience required to fully realize the Company's growth potential. Based upon an investigation by management, this allocation is expected to be adequate to cover the first year premium for such insurance.
(7) This allocation is intended to meet the cost of implementing the Company's expansion program (see, "BUSINESS OF THE COMPANY") and is expected to be adequate for a period of at least one year following the completion of this Offering.
(8) This allocation will be used as general "Working Capital" to pay various routine administrative and operating expenses of the Company.

    The foregoing categories indicate the allocation of funds in the order of priority and relative percentage of the total proceeds which is expected to be used by the Company for the purposes indicated. The amounts set forth represents the Company's best estimates of its required allocation of funds based upon the current state of its business operations, its current plans, and current economic and industry conditions. The actual expenditures may vary from the estimates set forth in the table above, depending upon a number of factors beyond the control of the Company. Future events, including the problems, expenses, complications and delays frequently encountered by growing businesses, as well as changes in economic conditions or the regulatory environment or the Company's operations, may make changes in the allocation of funds necessary or desirable. It is anticipated that a sufficient reserve has been allocated to "Working Capital" to provide adequate additional funds, without affecting the allocations set forth in other categories. To the extent amounts received are inadequate in any particular area of expenditure, supplemental amounts may be drawn from operating revenues, if any, or from the allocation for "Working Capital." Conversely, in the event that actual expenditures in any particular category are less than the amounts allocated, any amounts not expended will be added to the reserve for "Working Capital."

    It is possible that all or a portion of the funds received in this Offering may not be utilized immediately, in which case the Company may invest unused funds in interest bearing accounts or securities, within limitations, until
expenditure of such funds becomes necessary.   It must be noted that all funds
in the Working Capital category may be used for any purpose deemed appropriate by management without any restriction or say whatsoever by the shareholders including purchasers of Securities herein.

                                 CAPITALIZATION

The following table sets forth the unaudited pro forma capitalization of the Company as of September 30, 1996 as adjusted to give effect to the sale of (I) the minimum and maximum number of Securities offered hereby and (ii) the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements included elsewhere in this Prospectus. See "FINANCIAL STATEMENTS."

<P>
                                                  As Adjusted Upon the       As Adjusted Upon the
                                                  Sale of the Minimum Sale   of the Maximum
                                   Actual         Number of Shares (1)       Number of Shares (2)

Long term debt                     $   248,038    $  248,038                 $   248,038

Stockholders' Equity:
 Preferred stock, $. 10 par                  -             -                           -
 value, no shares outstanding
 Common Stock, $.001 par
 value, 20,000,000 shares
 authorized;  738,263 shares
 issued and outstanding,
 988,263 shares to be
 outstanding upon sale of the
 minimum, 1,188263 upon
 sale of the maximum, Offering(3)          738           988                       1,188

Additional paid-in capital             589,102     1,442,095                   2,485,895
Retained Earnings                     (224,640)     (224,640)                   (224,640)
Total stockholders' equity         $   365,200    $1,218,443                 $ 2,262,443
    Total Capitalization           $   613,238    $1,466,481                 $ 2,510,481

________________________________
(1) As adjusted to reflect the sale of the Minimum number of Securities offered hereby and the application of the proceeds by the Company.
(2) As adjusted to reflect the sale of the Maximum number of Securities offered hereby and the application of the proceeds by the Company.
(3) Does not give effect to (I) the exercise of any of the Warrants offered hereby; (ii) the exercise of any of the Underwriter's Warrants; (iii) the exercise of any of the Warrants included in the Underwriter's Warrants;
(iv) the exercise of any of the Pre-Bridge or Bridge Warrants; or (v) the exercise of any of the Underwriter's Bridge Warrants.

                   MANAGEMENT'S  DISCUSSIONS AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction.

    The information described herein represents the financial condition and results of operations of the Company's principal subsidiaries, since the Company itself is and has been inactive for more than two years and the acquisition of APO Health, Inc. ("APO") by the Company for accounting purposes has been treated as a purchase by APO (i.e. a reverse acquisition) because of the significance of the assets and operations of APO when compared to the Company. Therefore the financial statements predominantly represent the historical activities and assets of APO and the two other subsidiaries acquired by the Company.

    Except as otherwise indicated, the comparative information presented in this discussion is based on the nine month period ended September 30, 1995 as compared to the twelve months ended September 30, 1996. The reason for this is that the Company's principal subsidiary, APO whose operations and financial condition represent the principal part of the financial statements, was a Subchapter S corporation until September, 1994 when it terminated that election because of its intended acquisition by the Company. The Company continued to report on a calendar year end basis until December 31, 1994. Effective January 1, 1995, APO changed its year end to September 30th to conform to the tax year end of the Company.

    References to the Company's operations for the year ended
September 30, 1995 have been annualized based on the results of operations for the nine months then ended.

I. Financial Condition and Liquidity.

(a) Financial Condition.

Assets:

    Total assets of the Company increased by approximately twelve percent (12%) in fiscal 1996 as compared with September 30, 1995
(i.e. total assets of $3,365,256 for 1996 and $ 3,003,034 for 1995).
The notable differences in these periods occurs because of substantially increased inventory in 1996 (i.e. $1,288,278 in 1996 as compared to $772,722 in 1995, an increase of approximately 67%), increases in "Total Other Assets" in 1996 and is also otherwise influenced by the two acquisitions made by the Company during the fiscal year ended September 30, 1996.

    These increases were more than sufficient to offset declining cash balances at September 30, 1996, reductions in accounts receivable and other miscellaneous reductions in total assets in 1996 compared with 1995, with the overall effect of an increase in total assets for September 30, 1996 of approximately 12% when compared to September 30, 1995.

    Assets also increased by higher accounts receivable in 1996 and increases in underwriting costs.

    A comparison of certain significant tangible assets of the Company and Stockholder's Equity for the years ended September 30, 1996 and December 31, 1994 and the nine months ended September 30, 1995 is as follows:

                 September 30,    September 30,        December 31,
                    1996              1995(1)            1994(1)
Cash          $   129,250         $   247,856          $   236,541
Receivables     1,162,602           1,357,114              976,068
Inventory       1,288,278             772,722              631,431
Net Property
 & Equipment       78,078              76,875               39,358
               __________           _________           __________
    Total     $ 2,658,208         $ 2,454,567          $ 1,883,390

Stockholders
Equity
(Deficit)     $   365,200(2)      $   327,364(2)       $   (69,557)(2)
______________________
(1) Represents results of operations and financial condition for the nine months ended September 30, 1995 and the year ended December 31, 1994.
Also see "Introduction" above.
(2) Does not include $248,038 in previously taxed profits due to the former shareholders of APO (prior to its acquisition by the Company) in retained earnings from operations as a Subchapter S corporation.

    This comparison reveals an increase in tangible assets for each of the periods ended September 30, 1996 and 1995 and December 31, 1994, and reflects the growth of the Company's business in these periods in terms of tangible assets. While the growth of the Company in terms of tangible assets is evident from this comparison, there has been a significant cash decline since September 30, 1995. This decline primarily results from increased inventory purchases in 1996, the cost of reducing trade acceptances in 1996, the cost of operating at higher levels, underwriting expenses, and the cost of making two acquisitions during that period.

    The Company generated cash flow from operations of $157,520 in the year ended September 30, 1996, compared with a cash utilization of $586,081 for the nine months ended September 30, 1995. The Company had a cash balance of $129,250 at September 30, 1996 which was a decline of $118,605 compared to September 30, 1995.

    At the same time, a comparison of Stockholder's Equity for the period reveals the impact of net losses incurred by the Company for the nine months ended September 30, 1995 and for the year ended December 31, 1994
(i.e. $(247,819) for the nine months ended September 30, 1995 and $(10,557) for the year ended December 31, 1994) and shows slight improvement in 1996 when compared to 1995 because of the small net income from operations in 1996.

Liabilities:

    Liabilities for 1996 reflect an increase of $234,663 in the Company's bank line of credit when compared to 1995, the use of which was required for the increase in business which the Company did during the 1996 fiscal year and to cover other costs as indicated above and reductions in cash and liquidity during 1996. The Company's total credit line at September 30, 1996 was $2,000,000 and is primarily for working capital and purchases of inventory. In addition, one of the Company's subsidiaries, Universal Medical Distribution, Inc. ("Universal"), has a credit line of approximately $50,000. Therefore, The Company had available approximately $1,000,337 in its credit line at September 30, 1996, taking into account the $50,000 availability of Universal.

    Similarly, reflecting the additional operating activity during the period, accounts payable increased during 1996 by approximately $138,203 compared to 1995.

    The "Loans Payable" account reflects the Company's recent borrowing to meet increased cash needs in anticipation of this Offering. It is expected that these loans will be repaid from the proceeds of the Offering.
See "Use of Proceeds."

    Total liabilities of $3,000,056 in 1996 compares with $2,427,632 for the nine month period ended September 30, 1995 which management feels is consistent with the Company's growth in the period and the acquisition of two companies during 1996. It should also be remembered that total liabilities for 1996 and 1995 include $248,038 due former shareholders (i.e. the shareholders prior to the acquisition of APO by the Company) which represents undistributed income due to them as a result of APO's operations as a Subchapter S corporation.

    While there were changes in the components of assets and liabilities for fiscal 1996 when compared with 1995 and December 31, 1994 as indicated above, management believes that all of those changes are consistent with the Company's activity, growth and performance in 1996 and show an improvement in the Company's overall financial condition in fiscal 1996 when compared to 1995.
    See "Results of Operations" for additional information. For information regarding liquidity, see Subparagraph (b) "Liquidity" below. For additional information relating to the financial condition of the Company, also see "Inflation" and "Trends Affecting Liquidity, Capital Resources and Operations."

(b) Liquidity:

    Although working capital at September 30, 1996 was only $10,816 (compared with working capital of $251,192 at September 30, 1995), the Company had sufficient liquid assets to meet its obligations at the end of fiscal 1996. Principal sources of working capital in 1996 were cash, accounts receivable (i.e. $1,162,602) and inventory ($1,288,278) and, it should be remembered, that the Company still has other adequate alternative credit resources in its bank credit line to meet any additional foreseeable requirements for current payments.

    Management believes that the decline in liquidity is consistent with its expansion during 1996, the repayment of debt during the period, underwriting costs and the cost of operating at a higher level in that year. The decline was partially reduced and offset by bridge loans made during the period.

    The principal source of funds for the Company's operations during fiscal 1996 has been from the Company's credit line and borrowings in anticipation of this Offering (i.e. bridge loans), as reflected in the Company's financial statements.

    Considering the increased business of the Company, management believes that there have been no substantial, adverse changes in liquidity in 1996 when compared to 1995.

    In combination, management believes that the Company will have adequate working capital and sufficient credit alternatives to fund the Company's operations during the next fiscal year, including support for any planned expansion of sales.

II. Results of Operations.

    In fiscal 1996 the Company had net revenues of $14,615,764 compared to $9,657,770 for the nine months ended September 30, 1995. Upon annualizing the results of operations for the nine months ended September 30, 1995, revenues would have been approximately $13,480,000 which includes revenues from the Company's newly acquired subsidiaries. The increase in revenues in 1996 from the nine months ended September 30, 1995 was $4,957,994 or approximately 51.5%. Upon annualizing the results of operations for 1995, revenues would have been approximately $13,480,000 or an increase in 1996 of $1,135,764 or approximately 8.4%.

    While there were slight increases in prices for certain of the Company's products during the year, which in management's opinion did not materially account for the increase in revenues in 1996, the principal reason for this increase results from the Company's offering of additional new products consistent with its plans to become a full-line supplier to the industries served by the Company and, because of its acquisition of two new subsidiaries during 1996 whose results of operations are included in 1996.

    Other efficiencies were also established in 1996 with respect to overall operations. These efficiencies included:

    (a) The cost of revenues in 1996 was approximately 86% of total revenues while at September 30, 1995, the cost of revenues was approximately 89% of total revenues.

    (b) Gross profit for 1996 was approximately 13% of revenues while gross profit for 1995 was approximately 10% of revenues.

      Income from operations for 1996 was approximately 1.7% of revenues (i.e. $254,019) compared with a loss from operations in 1995 of $(2,487).

    The following other costs of operations either remained essentially the same or declined in the period ended September 30, 1996 when compared with 1995:

    (a) Selling expenses in 1996 were only slightly reduced to approximately 6.2% of total revenues in 1996 compared with 5.6% in 1995.

    (b) Total Operating expenses increased from approximately 10% in 1995 to approximately 12% in 1996.

    For information with respect to the possible effect of future trends on operations, see the discussion under the caption "Trends Affecting Liquidity, Capital Resources and Operations."

III.  Capital Resources.

    Property and equipment remained essentially the same at September 30, 1996 when compared with September 30, 1995 except for a slight increase of approximately $15,000 in the new acquisition of machinery and equipment.

    There were no material commitments for capital expenditures at the end of fiscal 1996 and management does not foresee any increases in these requirements during the next fiscal year.

    Since the Company is not in the business of manufacturing the products it sells, The Company does not presently anticipate the allocation of significant resources for machinery and equipment purchases or plant acquisition. Any such commitments in the future will be dependent on product demand, additional inventory acquisition and the necessity for further control of delivery of products under new or increased orders. If any change in capital purchase requirements occur in the near future, the Company is likely to arrange financing for such acquisitions from sources which will not require a substantial outlay of cash and will be in proportion to its expansion program.

IV. Inflation.

    Management anticipates that inflation will not have a material effect on the Company's operations in the future. This is principally due to two factors. First, if orders increase due to inflation the Company will have adequate capacity to support not only its present level of operations but, with the addition of personnel, use of its credit line or the successful completion of this financing, it will be able to support an increase in operating levels. Second, although product pricing would be affected by inflation due to higher costs, management believes that public health and safety concerns would outweigh any negative impact of price increases and such increases would not adversely affect the Company's projected sales. Additionally, the pharmaceutical, hospital and health care markets have historically been best able to pass on increased costs which are typically paid by insurance coverage.

V.  Trends Affecting Liquidity, Capital Resources and Operations.

    A number of factors are expected to impact upon the Company's liquidity, capital resources and future operations. Included among these are (I) environmental concerns; (ii) economic factors generally affecting the health care industry; (iii) governmental regulation of the Company's products and
(iv) the growing concern in many industries about controlling the spread of infectious disease.

    Some products offered by the Company are made from plastic-based materials which have raised concern among environmental groups over their proper disposal. Although management believes that such concerns are, in many cases, valid, it is also believed that these concerns must be balanced with safety provided by these products against infectious diseases such as AIDS, hepatitis and others. This belief has recently been reinforced by the comprehensive safety regulations issued by the Occupational Safety and Health Administration (OSHA) which require extensive new measures to combat the spread of infection and disease in many industries which had not previously required such measures. Most importantly, from the point of view of the Company, are the requirements for protective apparel such as that distributed by the Company. Management also believes that the regulations, which are now fully implemented, will increase demand for the Company's products and significantly expand the Company's markets. Based upon recent increased orders, management believes that most significant among these new markets for its products will be the industry looking to comply with the new OSHA regulations.

    Nevertheless, the requirements relating to proper disposal of plastic-based garments are still in question and the Company cannot predict the outcome of any future regulations relating to these matters. Any changes in manufacturing or disposal requirements could result in higher manufacturing costs and less profitability for the Company or, perhaps, complete elimination, which could have a substantially negative impact on liquidity and capital resources in the future.

    Management also believes that the most significant adverse impact upon its liquidity, capital resources and future operations may result from economic pressures to keep the costs of its products low. Spearheaded by health care insurers and now the federal government, the entire health care industry in the United States has come under increasing pressure and scrutiny to reduce unnecessary and wasteful costs. To meet the criticism in recent years over the higher cost of disposable products, the industry has introduced new lines of limited reusable products. These products are designed to be washed and reused from between 25 and 100 times before being replaced. Management believes that such products will not only address the economic concerns but also the environmental issues by reducing the amount of products which are being discarded. However, as already mentioned, in situations where there is a high risk of spreading infection, management believes that the disposable products will continue to have strong appeal and demand in the marketplace.

    Also, as new Company products are introduced, management believes that sales revenues will increase and, over the long term, will result in higher profit margins for the Company. In addition, the existence of the Occupational Safety and Health Administration (OSHA) regulations are expected to have a positive influence on the demand for the Company's products.

    In short, the above factors may each have a significant impact upon the Company's future operations. At present, management believes that safety concerns over the spread of infectious diseases such as AIDS and hepatitis will, at least for the foreseeable future, outweigh economic and environmental concerns. Consequently, management does not anticipate any adverse impact upon its future operations for the foreseeable future. Apart from these factors, management knows of no trends or demands that would adversely affect the financial condition of the Company.

                            BUSINESS OF THE COMPANY

General

    The Company is a multi-faceted distributor of medical, dental and veterinary supplies which are manufactured by others. These products include protective garments such as disposable isolation gowns, face masks and gauzes as well as other medical disposable items such as latex gloves, needles, syringes and health and beauty aids. Products are marketed and sold primarily
(i) on a wholesale basis to other distributors (approximately 65% of total revenues) (ii) directly to doctors, dentists and veterinarians (approximately 30 % of total revenues) (iii) to others including to consumers and through export to foreign countries (approximately 5% of total revenues).

    Recently, the Company expanded its product lines in two important ways:

         (i) Through the introduction of proprietary products designed and produced according to the Company's specifications; and

         (ii) Through expanded sales of additional third party products marketed via tele-marketing and other methods of direct sales to physicians, veterinarians dentists and other wholesalers.

Significant Developments and the Company's Markets.

    Perhaps the single most significant event affecting the disposable medical apparel/products industry (i.e. materials which are designed for single use only) occurred on December 6, 1991 when The Department of Labor, Occupational Safety and Health Administration (OSHA), reported the passing of 29 CFR PART 1910.1030, "Occupational Exposure to Blood borne Pathogens; Final Rule." The mandatory regulations have significantly expanded the requirements for protective apparel not only in the traditional medical/dental fields but also in many industries and organizations where there exists a risk of spreading of infectious diseases such as AIDS and Hepatitis. Management believes that these regulations have had a positive impact upon the Company's sales and earnings and will continue to do so for the foreseeable future because the Company offers products which comply with OSHA's requirements.

    Management believes that since the inception of Xetal, Inc., competitive pricing has been achieved due to opportunistic inventory purchases and a strong sense of anticipating market demands by management. Management believes that the Company has the marketing strength necessary to increase its sales internally, provided it has an increased availability of funds required to support this growth. Its banking lines have grown consistently since its inception; however, these lines are limited and no longer provide the Company with the needed availability of funds to accommodate its potential demand. Management also believes that the new OSHA regulations, which were fully implemented as of May, 1992, will continue to increase demand for the Company's products and expand the Company's potential new markets. Based upon the most recent inquiries received by the Company, management believes that most significant among these new markets for its products will be hospitals, doctors' and dentists' offices, the emergency service industries, including police, fire, ambulance services and mortician services, which routinely are exposed to unusually high risk of infectious diseases. In addition, its newly acquired veterinary division is expected to increase sales.

Business Strategy

    The Company's primary business strategy is to attain a share of the medical, dental and veterinary supply business for its merchandise while also developing a new proprietary line of products which it will be able to produce at a low cost. The Company seeks to implement its business strategy as follows:

         Expand Product Distribution. Many of the Company's existing customers purchase only a portion of its full line of products. Management seeks to increase the number of its products sold to existing customers both by displacing competitors and by encouraging the adoption by retailers of additional product lines offered by the Company through increased solicitation for related product sales. The Company attempts to offer retailers the cost savings and ease of administration which results from dealing with one supplier for many diverse products and believes that this approach enhances its relationship with retailers by minimizing their costs. Additionally, the Company seeks to expand its level of contract manufacturing for new proprietary products, thereby providing management a greater level of control over pricing of its products.

         Introduction of New Products. The Company seeks to develop new proprietary products which will either be comparable to newly introduced nationally advertised "brand-name" products or which will be completely new to the market. Management also plans to attempt to secure distribution rights to new products introduced by other manufacturers. During fiscal 1995 the Company introduced several new products including GobbleTM
(an organic cleaner); FloamTM (an APF fluoride treatment) and ZAP, a topical anaesthetic. Following the acquisition of Dental Alternatives, Inc. from Dr. Stahl in July 1996 (see, "CERTAIN TRANSACTIONS"), management has formulated plans to introduce during the first quarter of fiscal 1997, two new proprietary products, the "EDK Emergency Dental Kit" and "Dr. Stahl's Dental First Aid Center."

         Pursue Strategic Acquisitions. Management believes that the medical, dental and veterinary products distribution market, which is presently typified by a large number of small distributors, suppliers and manufacturers, will undergo additional consolidation as these companies are required to grow in order to meet the demands of the marketplace for flexible manufacturing and sales support services to what is already a consolidating retail market. Based upon this belief, the Company seeks to acquire companies which can strengthen its market share of existing products or which can add private label product lines compatible with the Company's present distribution channels. One such strategic acquisition was the Company's recent acquisition of Universal Medical Distributors, Inc. which was completed in April, 1996. Management continues to evaluate other potential acquisition candidates, although as of the date of this Prospectus no additional viable acquisition candidates have been identified by management. While a portion of the proceeds from this Offering has been allocated for this purpose, management believes that it can utilize its own securities to make acquisitions, either in whole or in part, in the future thereby preserving cash for the expansion of its operations.

         Emphasize Customer Service. The Company seeks to build and maintain strong relationships with its customers by providing improved product pricing, consistently high quality control and an improved responsiveness to customer needs through the reliable, timely processing and shipment of orders.
In todays highly competitive market, customers demand quality products with dependable and expeditious service at the lowest possible price. A portion of the proceeds from this Offering has been allocated to the expansion of the Company's inventory, including both existing products and new, proprietary products. Management believes that by increasing inventories, it will be better able to meet two key factors in satisfying customer demands in the future. First, by being able to buy in quantity management believes it will be able to take advantage of volume discounts from its suppliers thereby allowing it to pass on a part of the savings in the form of lower prices to customers. Second, by expanding inventories of fast moving items, management believes it can improve shipping and delivery time by reducing, or possibly eliminating, those occasions when popular items are out of stock and customers are forced to endure delays while product stocks are replenished.

         Ensure Product Quality. Management considers its commitment to quality to be one of the most important factors in acquiring and maintaining customers. For this reason management seeks to distribute products manufactured by reliable and quality conscious manufacturers with proven safety and quality control records. Further, with respect to its own private label products, management plans to establish a quality control and testing procedure utilizing both internal controls and outside testing by independent laboratories in an attempt to meet quality levels of nationally recognized products.

Products.

    Currently, the Company distributes approximately 3,000 different products within the medical, dental and veterinary markets. Several of the principal products are described below.

Dental: The Company markets and distributes protective gloves, needles, prophy angles, barrier protection products, gowns, face masks, gauze products, topical anaesthetics and infection control chemicals to the dental industry. Included among such products are the following proprietary products:

    FloamTM: This product is a topical fluoride treatment in a foam format which is offered in four flavors and is marketed as a dental hygiene product for direct consumer use.

    Prophy Jet Powder:   This product, marketed and distributed to the dental
industry, is used primarily to prevent clogging and insure even flow through prophy jet units.

    GobbleTM: This product, also marketed and distributed to the dental industry, is a bacterial product which forms a potent biofilm that adheres to evacuation in dental equipment which causes organic waste to be reduced to carbon dioxide and water.

Medical: The Company markets and distributes protective gloves, tapes, syringes, needles, protective barrier gowns and gauze products to the medical and health care industry.


Veterinarian: The Company markets and distributes protective gloves, needles, gowns, tapes and a full line of veterinary products to the veterinary industry.

Dr. Stahl's Dental First Aid Center:   This is a new proprietary product which
the Company plans to market and distribute for direct consumer use. This kit is designed to allow the consumer to perform limited emergency dental functions such as replacing lost fillings and repairing broken dentures.

   In addition to the foregoing, which represent the most popular product lines, the Company distributes a wide range of other medical, dental and veterinary supplies and products. The Company does not have any contractual agreements with its suppliers except for a Purchasing Agreement with Johnson & Johnson Medical Inc. ("J&J"), pursuant to which the Company has secured the purchase of $2,847,500 in J&J products during the one-year period from June 1, 1996 through May 31, 1997.

    The Company also obtains certain of its products through third party manufacturers. Although the Company does not have contractual arrangements with its manufacturers, except as noted above, the Company believes that there are adequate alternative manufacturers which would be able to provide adequate manufacturing capabilities in the event its present manufacturers were unable, or unwilling, to continue to provide the Company with manufacturing services.

Sales and Marketing.

    The Company's products are sold directly by Company employees, through mail order and by outside, independent sales representatives. The Company's sales organization presently consists of two persons, including Dr. Stahl, the Company's Chief Executive Officer, who oversees a combination of direct salespersons and independent sales representatives. Typically, independent sales representatives who have undertaken to sell the Company's products will agree not to sell similar or competitive products during the time when they represent the Company.

    The Company has recently modified its marketing approach by attempting to capitalize on its wide array of product lines in order to offer mass merchandisers, buying consortiums, drug store and supermarket chains a "package" approach to its private label program. This not only provides customers with attractive and competitive pricing but, in management's opinion, provides the Company with a competitive advantage by offering its customers the ease of administration and cost savings which come with using a single supplier for many of their product needs.

    Although the Company has not yet finalized its long term marketing plans, management generally plans to (i) investigate the feasibility of expanding its use of independent sales marketing representatives and to promote its product lines, particularly its proprietary products, to new markets, other than the traditional hospital and health care markets, through the use of a combination of advertisements in specialized trade magazines, attendance at trade shows and a direct mail program to potential end-users; (ii) expand its use of print advertising (including the expansion of current advertising in trade publications); (iii) develop, print and distribute product brochures and literature, particularly for the Company's proprietary products; and (iv) establish a tele-marketing network to achieve greater market penetration.
A portion of the proceeds of this Offering has been allocated to meet the costs of the Company's expanded sales and marketing program during the coming fiscal year.

Government Regulation.

    Approval from the Food and Drug Administration (the "FDA") is not required for marketing or distribution of most of the Company's products. However, certain of the products marketed or being developed and manufactured by the Company are, or will be, subject to regulation as medical devices by the FDA, which has comprehensive authority to regulate the development, production,
distribution and promotion of medical devices.   Various states and foreign
countries in which the Company's products are, or in the future may be sold, may also impose certain additional regulatory requirements. The Company is registered with the FDA as a distributor of various medical devices.

    Pursuant to the federal Food, Drug and Cosmetic Act, and the regulation promulgated thereunder, a medical device is ultimately classified by the FDA as either a Class I, Class II or Class III device. Class I devices are subject to general controls which are applicable to all devices. Such controls include regulations regarding FDA inspection of facilities,
"Good Manufacturing Practices," labelling, maintenance of records and filings with the FDA. Class II devices must meet general performance standards established by the FDA before they can be marketed and must adhere to such standards once on the market. Each manufacturer of medical devices is required to register with the FDA and also to file a "510(k) Notification" before
initially marketing a new device intended for humans.   The manufacturer may
not market such new device until 90 days following the filing of such
Notification unless the FDA permits an early marketing date.   The FDA, prior
to the expiration of the 90-day period, may notify the manufacturer that it objects to the marketing of the proposed device and thereby may delay or preclude the manufacturer's ability to market that device. The FDA may also require further data from, or testing by, the manufacturer. The FDA permits the marketing of some medical devices, subject to the general controls under the Act, if the devices are "substan- tially equivalent" to devices marketed in interstate commerce before May 28, 1976 (the effective date of the Medical Device Amendment to the Act).

Manufacturing and Distribution.

    The Company does not manufacture any of the products it distributes. All of the products distributed by the Company are either purchased from various third-party manufacturers or suppliers as finished products, or are manufactured for the Company according to its specifications directly by various contract manufacturers. The Company stores its inventory of products at its own warehouse facility in Oceanside New York and subsequently distributes them to its customers in fulfilment of customer orders. Except for its Purchasing Agreement with J&J discussed above, the Company has no written contracts with any of its manufacturers or suppliers.

    Manufacturers are selected by the Company on the basis of price, availability of payment terms, quality, reliability and the ability of a particular manufacturer to meet the production and delivery requirements of the Company. The utilization of third party manufacturers enables the Company to avoid incurring fixed manufacturing costs and substantial capital expenditures in order to establish in-house manufacturing facilities. However, such use of third party manufacturers does reduce the Company's ability to control the timing and quality of the manufacturing process. Delays in shipments to the Company or defects in products shipped could result in a loss of sales, which could have a materially adverse effect upon the Company's operating results. Manufacturing services performed overseas are typically paid for by letter of credit, with payment being made only upon the proper fulfilment of the express terms of the letter of credit as established by the Company and proper documentation relating thereto. To date, the Company has not experienced any material delays in the delivery of its products or any material quality defect in the products manufactured for it by third party manufacturers.

    The Company's present facility provides the Company with adequate warehousing and storage capacity for the foreseeable future. Although several of the Company's customers take delivery of their products at the Company's facility, typically, the Company will ship its products nationwide using either independent contract carriers or common carriers.

    As the Company continues to develop new proprietary products, management expects that its reliance upon third party contract manufacturers may increase substantially. However, to date the Company has not experienced any difficulties in finding suitable contract manufacturers to meet its needs and management does not expect to have any such difficulty in the future, even considering its potentially increased needs.

Competition.

    The hospital supply and medical products business is intensely competitive. At present, the Company estimates that there are over 20 disposable product companies whose products compete with the Company's present and proposed products. These companies range from major multinational companies to enterprises which are smaller in size and financial strength than the Company. The Company's present and prospective competitors also include the numerous manufacturers and suppliers of reusable medical products. Many of the Company's competitors have far greater financial resources, larger staffs, and more established market recognition in both the domestic and international markets than the Company.

    The consumer health and personal care products markets are also highly competitive. Competition in these markets is based principally on price, quality of products and customer service. Although the Company believes that it currently competes favorably as to these factors, due to the high costs associated with quality control and customer service, and the low profit margins typical for these products, no assurance can be given that the Company will be able to sustain its competitive position in these markets.

    Several of the consumer markets in which the Company competes are dominated by nationally advertised brand name products marketed by established consumer packaged goods companies. The Company seeks to provide private label products with quality equivalent to nationally advertised brand name products at substantial cost savings to consumers and increased profit potential to retailers. The Company believes that it presently offers one of the broadest lines of such private label products available when compared to its private label competitors. In the opinion of management, this breadth of product line provides the Company with a competitive advantage by offering the Company's customers the ease of administration resulting from a single supplier for many of their product needs.

    The Company's primary competition in consumer retail products is generally product specific. Although some crossover does exist, the Company faces a different set of primary competitors in each product line it offers.
The Company's position in the industry is insignificant and it competes based primarily on the basis of service and price.

Trademarks, Patents and Licenses.

    At present, the Company does not rely upon any patent protection for any of its products and such protection is not believed to be essential by management because of the character of its products. Further, there is little likelihood that the Company will develop patentable products or processes in the foreseeable future. In the absence of such protection, the Company will primarily rely upon trade secrets and proprietary techniques to attain or maintain any commercial advantage. There is no assurance that competitors will not independently develop and market, or obtain patent protection for products similar to those designed or produced by the Company, and thus negate any advantage of the Company with respect to any such products.
Even if patent protection should become available to the Company in the future, there is no assurance that such protection will be commercially beneficial to the Company because of the nature of the industry.

    In connection with the Company's recent acquisition of Dental Alternatives, Inc. from Dr. Jan Stahl, the Company's Chief Executive Officer, the Company also acquired the exclusive right to use the registered trademark "EDKTM" in connection with the marketing of its planned emergency dental kit.
See, "CERTAIN TRANSACTIONS."

Credit Line.

    APO Health, one of the Company's wholly owned subsidiaries, has secured an inventory and accounts receivable credit line from Marine Midland Bank which allows it to borrow up to $2 Million, subject to bank approval. Borrowings are repayable at "prime plus 1 1/2%" on a revolving basis. The bank may terminate the credit line at any time and may refuse to authorize additional borrowing at its discretion. The line of credit is secured by personal guarantees of Dr. Jan Stahl and Peter Steil, officers and directors of the Company. Additionally, the Company has granted Marine Midland Bank a first priority security interest in all of its accounts receivable and inventory.

Customer Base.

    The Company current has approximately 7000 customers nationwide.
Two customers represent approximately 15% of the Company's gross sales. Management does not believe that the loss of any particular customer would have any measurable impact upon the Company's overall revenues or profits from operations.

Recent Developments.

    APO Health and Trans Medical International Corporation ("Trans Medical") formed a joint venture to export medical and dental products similar to those distributed by APO Health primarily to South America. During 1994, APO Health advanced Trans Medical cash and merchandise amounting to $135,000 (the "Loan"). As collateral for this Loan, APO Health obtained a 25% interest in Trans
Medical and Messrs. Stahl and Steil were elected to the Board of Directors of Trans Medical. The Loan, originally repayable in full in May, 1996, was extended to December 31, 1996 based upon the request of TransMedical who has informed the Company that TransMedical has experienced significant operating losses and decreases in revenue during the past year. The Loan was not repaid by Trans Medical on the extended December 31, 1996 due date and is presently in default. As a result, there can be no assurance that the Loan due to be repaid to the Company by TransMedical by December 31, 1996, will ever be paid, or that the Company's ownership interest in TransMedical will be a valuable asset in the future.

Employees

    The Company, including its two subsidiaries APO Health and Universal, currently employs a total of 13 persons, of which four (4) persons are executive personnel; two (2) persons are sales persons; four (4) persons are clerical/administrative and three (3) persons are warehousemen. The Company believes its relations with its employees are excellent. None of its employees are members of a labor union.

Facilities

    The Company's offices are located at 3590 Oceanside Avenue, Oceanside
New York. The premises contain approximately 9800 square feet under a five year lease (the "Lease") which expires in December 31, 1999 (the "Lease Term"). These premises are occupied under a Lease between the landlord, who is an unaffiliated third party, and an affiliated company PJS Trading Inc., a New York corporation ("PJS") owned by Dr. Stahl and Mr. Steil, which was originally formed by them for the express purpose of entering into this Lease agreement. The Company occupies these premises under an oral agreement with PJS and Messrs. Stahl and Steil whereby the Company has agreed to discharge all of the Lease obligations with the landlord. Management believe that the terms and provisions of this lease agreement, including the rental payments due, are fair and reasonable for similar lease agreements within the same geographic area for similar space. The annual lease payment is approximately $45,080 for the period ended May 1997 and approximately $51,450 per year thereafter. Neither PJS nor Messrs. Stahl or Steil derive any profit from the Lease nor will they during the balance of the Lease Term. Management of the Company believes the current facility is adequate for its current operations.

                                   MANAGEMENT

    The officers and directors of the Company, and further information concerning them, are as follows:

Name                         Age       Position

Dr. Jan Stahl                48        Chairman, Chief Executive Officer
                                       Secretary,  Director

Peter Steil                  48        President, Director

Kenneth Levanthal            41        Director

    Messrs. Stahl and Steil may be deemed to be "Parents" and organizers of the Company, as that term is defined in the Securities Act of 1933.
There are no committees of the Board of Directors. The Board of Directors meets once each year following its shareholder's meeting and at other times at the call of the President. Each of the Directors has been present at all of the Company's meetings during the past year.

Profile of Officers and Directors:

    DR. JAN STAHL is a New York State licensed dentist. Dr. Stahl founded APO Health, the Company's wholly owned subsidiary, in 1987 and has been its Chairman, Chief Executive Officer, Secretary and a Director since such time. Dr. Stahl's primary responsibilities for the Company are in the area of sales and marketing. Prior to founding the Company, Dr. Stahl was a practising dentist in the state of New York. Dr. Stahl received his DDS Degree from New York University in 1974.

    PETER STEIL co-founded the Company along with Dr. Stahl in 1987 and has been its President and Chief Financial Officer since such time. Mr. Steil is also President of Prophy Perfect, Inc., a manufacturer of dental products. From 1981 to 1987 Mr. Steil was President of LBS Interdent, Inc. a company engaged in dental product sales. From 1974 to 1981 Mr. Steil was employed as Director of International Technical Support and Sales by Degussa, a European based manufacturer and distributor of dental and medical supplies. Subsequently (from 1984 to 1986) he was employed by Orbident International, the international sales division of Darby Drugs. Mr. Steil's training is in mechanical engineering having received his Technical Degree from Tuebingen University, Germany, in 1974.

    KENNETH LEVENTHAL founded Universal Medical Distributors, Inc. ("Universal"), in 1985 and has served as its president since such time. Universal is a recently acquired subsidiary of the Company. Prior to founding Universal, Mr. Levanthal had been employed as Executive Vice President of Medarco Corp., a division of Omnicare, Inc., having been employed by Medarco Corp. since 1977, prior to and following its acquisition by W.R. Grace & Co. (the parent company of Omnicare Inc.). Omnicare consisted of various health care companies, with Medarco specializing in the sale of veterinary products as part of its Veratex Group which sold medical products to physicians, dentists and veterinarians. Mr. Levanthal graduated from Boston University in 1977 receiving his Bachelors Degree.

                             EXECUTIVE COMPENSATION

    The following table sets forth information relating to remuneration received by officers and directors as of September 30, 1996, the end of the Company's most recent fiscal year compared with the previous year, as well as indicating the compensation agreements made for fiscal 1997:

Name and Principal                        Annual Compensation(1)       Long Term Compensation        All Other
Position                   Year            Salary       Bonus          Restricted Stock Awards       Compensation
<P>
Jan Stahl, CEO(1)          1996            $96,200      n/a                                          $    -0-
                           1995            $90,700      n/a                                          $    -0-
Peter Steil, President(1)  1996            $70,200      n/a                                          $    -0-
                           1995            $70,200      n/a                                          $    -0-
Kenneth Levanthal(2)       1996            $45,000      n/a                                          $    -0-

___________________________________________________
(1) The Company has written compensation arrangements with each of Dr. Stahl and Mr. Steil as more particularly described below. It should be noted that the figures listed as "salary" include both base salary and earned commissions, but do not included annual bonus amounts, if any, which are listed separately under the "bonus" column. Dr. Stahl and Mr. Steil have waived any additional compensation regarding salary or bonuses for the period ended
September 30, 1996.
(2) Mr. Levanthal was not employed by the Company prior to fiscal 1996.

    In January, 1996, the Company entered into employment agreements with Dr. Stahl and Mr. Steil. The agreements provide that each will be employed by the Company for a three-year term expiring December 31, 1999. Each shall receive an annual base salary of $125,000, subject to increases tied to changes in the consumer price index, and car lease and expense allowances totaling $600 per month and health and medical benefits. In addition, each of Dr. Stahl and Mr. Steil will receive a bonus equivalent to 1% of gross revenues of the Company in excess of $11,000,000 in any given fiscal year period. Dr. Stahl and Mr. Steil have waived any additional compensation regarding salary or bonuses for the period ended September 30, 1996.

    Except as herein above described, the Company has no other employment contracts, or any retirement, pension, profit sharing or insurance plan covering its officers or directors.

                              CERTAIN TRANSACTIONS

    1. In September, 1994, the Company entered into an agreement with Xetal, Inc. a New York corporation operating under the name "APO Health"' pursuant to which the Company acquired all of the capital stock of APO Health in a stock-for-stock exchange. As a result, APO Health became a subsidiary of the Company and management of APO Health became principal shareholders of the Company. In connection with the transaction, the Company changed its name from "Insurance Kingdom Agency, Inc." to its present name. Thereafter, APO Health formally changed its name to APO Health, Inc. Prior to its acquisition, APO Health was a privately owned company all of whose capital stock was owned by Dr. Jan Stahl and Peter Steil. In consideration for their shares of APO Health, the Company issued to each of Dr. Stahl and Mr. Steil 100,000 shares of its Common Stock, as adjusted for the Company 1-for-10 reverse stock split. Dr. Stahl and Mr. Steil became the officers and directors of the Company.

    2. In January 1996 the Company issued an aggregate of $250,000 principal amount of promissory notes (the "Pre-Bridge Notes') to certain investors
(the "Pre-Bridge Lenders") who provided interim financing (the "Pre-Bridge Financing") for the Company and who are selling security holders in this Offering. The net proceeds of the Pre-Bridge Financing, after deducting commissions, legal and miscellaneous expenses (including legal, accounting and printing expenses) of the Pre-Bridge Financing were $190,000, all of which was used for working capital. The Pre-Bridge Notes bear interest at 10% per annum and are due and payable, upon the earlier of (i)
December 15, 1996 or (ii) the consummation of this Offering. Interest on the Pre-Bridge Notes is payable semi-annually on June 15,1996 and December 15, 1996. Payment of the principal amount of the Pre-Bridge Notes and accrued interest for the December 15, 1996 semi-annual period are presently in default. From the proceeds of this Offering, $250,000 plus accrued interest thereon will be used to repay the Pre-Bridge Notes. Additionally, the Pre-Bridge Lenders received warrants (the "Pre-Bridge Lenders Warrants") to purchase an aggregate of 25,000 shares (as reduced after the Company's 1-for-10 reverse stock split) of Common Stock of the Company at a price of $7.50 per share. The Pre-Bridge Lenders Warrants are exercisable for a period of seven (7) years ending January 3, 2003. The Company also granted the Pre-Bridge Lenders certain demand and "piggy-back" registration rights with respect to the shares of Common Stock underlying the Pre-Bridge Lenders Warrants. Under the terms of the Pre-Bridge Lenders Warrants, the underlying shares of Common Stock are deemed to be part of the same class of securities as the Shares offered in this Offering.

         3. In connection with the Pre-Bridge Financing, the Company issued to Janssen-Meyers Associates, L.P., for its services as placement agent in the Pre-Bridge Financing, warrants to purchase 12,500 shares of Common Stock (as reduced after a 1-for-10 reverse stock split), also at an adjusted exercise price of $7.50 per share. The warrants are exercisable for a period of seven (7) years ending January 3, 2003. The Company also granted Janssen-Meyers Associates certain demand and "piggy-back" registration rights similar to those granted to the Pre-Bridge Lenders with respect to the shares of common Stock underlying the Warrants.

         4. In October, 1996 the Company, through the Underwriter herein, offered an aggregate of $250,000 principal amount of promissory notes
(the "Bridge Notes') to certain investors (the "Bridge Lenders") who, through the purchase of such securities provided interim financing (the "Bridge Financing") for the Company and who are selling security holders in this Offering. The net proceeds of the Bridge Financing, after deducting commissions, legal and miscellaneous expenses (including legal, accounting and printing expenses) of the Bridge Financing were $207,500, all of which was used for working capital. The Bridge Notes bear interest at 8% per annum and are due and payable, upon the earlier of (i) twelve months from the date of their issuance or (ii) the consummation of this Offering. Interest on the Bridge Notes is payable monthly commencing one month from the date of their issuance.
From the proceeds of this Offering, $250,000 will be used to repay the Bridge Notes, plus accrued interest thereon. Additionally for each unit of $25,000 of Bridge Notes purchased, the Bridge Lenders received (a) 20,000 Shares plus
(b) warrants (the "Bridge Lenders Warrants") to purchase an aggregate of 250,000 Shares at a price of $6.00 per share if this Offering is consummated or, if it is not consummated, then at $5.00 per share. The Bridge Lenders Warrants are exercisable for a period of four (4) years commencing one year from the date of their issuance. The Company also granted the Bridge Lenders certain demand and "piggy-back" registration rights with respect to the Shares, the Bridge Lenders Warrants and the Shares underlying the Bridge
Lenders Warrants. Under the terms of the Bridge Lenders Warrants, the underlying shares of Common Stock are deemed to be part of the same class of securities as the Shares offered in this Offering. In connection with the sale of the Bridge Notes, the Underwriter received a commission with respect thereto equal to ten (10%) per cent of the total amount raised, or $25,000.
In addition, the Underwriter also received an unaccountable expense allowance equal to three (3%) per cent of the total amount raised, or $7,500. Also, in connection with the Bridge Financing, the Company issued to Worthington Capital Group, Inc. ("Worthington") for its services as placement agent in the Bridge Financing, warrants (the Underwriter's Bridge Warrants") to purchase 250,000 shares of Common Stock at a price of $6.00 per share if this Offering is consummated or, if it is not consummated, then at $5.00 per share.
The Underwriter's Bridge Warrants are exercisable for a period of four (4) years commencing one year from the date of their issuance. The Company also granted Worthington certain demand and "piggy-back" registration rights with respect to the Underwriter's Bridge Warrants and Shares underlying the Underwriter's Bridge Warrants.

         5. In July 1996, the Company entered into an agreement with
Dental Alternatives, Inc., a New York corporation wholly owned by Dr. Stahl, pursuant to which the Company acquired all of the capital stock of Dental Alternatives, Inc. in a stock for stock exchange. As a result, Dental Alternatives became a subsidiary of the Company. In consideration for his shares of Dental Alternatives, Inc., the Company issued to Dr. Stahl 400,000 Shares, as adjusted for the Company's 1-for-10 reverse stock split.

         6. In March 1994 the Company entered into a Consulting Agreement
(the "Agreement") with Ameristar Group Incorporated ("Ameristar") whereby Ameristar was engaged to assist the Company and its management in finding and evaluating potential business projects and generally to assist in the implementation of its business and financial plan. This Agreement has been ongoing and subject to termination upon 30 days prior notice by either party. In addition to monthly fees payable to Ameristar for its services, by an amendment to the Agreement dated September 23, 1994 Ameristar was issued 20,000 shares of Common Stock, as adjusted for the Company's 1-for-10 reverse stock split. Ameristar was also granted certain "piggy-back" registration rights with respect to these shares and, by reason thereof, Ameristar's shares have been included herein and Ameristar is a Selling Shareholder as listed in this Prospectus.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         The Shares of the Company's common stock commenced trading on February 28, 1995. The principal market on which the Company's securities are traded is the over-the-counter market on the NASD Electronic "Bulletin Board" and is currently traded under the symbol "XETX." Since trading commenced, the Shares "bid" price has ranged from a low of $_____ to a high of $_____ as reflected in the following table which indicates the range of high and low bid quotations for the Company's Common Stock which were listed for the Company's Common Stock for the periods indicated:

          PERIOD                    HIGH              LOW
 ____________________________________________________________________________





         The above quotations, reported by the National Quotation Bureau, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. such quotations do not necessarily represent actual transactions. Prior to this Offering there has been only a limited public market for the Common Shares. Quotations for the Common Shares have been by dealers appearing as market makers on the OTC Bulletin Board, and such quotations have generally been by inquiry. Furthermore, trading of the Common Shares has been sporadic and in relatively small volumes and, as a result, purchases or sales of relatively small amounts of Common Shares can significantly impact quoted prices. The Company believe that the actual Bulletin Board quotations as set forth above are not reflective of an established market for the shares of the Company's Common Stock in which such shares of Common Stock trade freely.

         On _______ __,1997 the reported bid price for the shares of the Company's Common Stock was $______ per share; there were _____ record holders of the Company's common Stock; and there were ________ (__) market makers for the Company's securities.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth as of the date of this Prospectus certain information regarding the beneficial ownership of the Company's
Common Stock by (i) each person who is known by the Company to own beneficially 10% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all directors and officers of the Company as a group.

<P>
                        Number          Percent             Percent
                        of Shares       Owned Before        Owned After
                        Owned           Offering            Offering (2)(3)
Name                                      (1)                                   Minimum     Maximum
Dr. Jan Stahl           500,000         53.3%               43.9%               36.0%
3141 Ann Street
Baldwin, NY 11510

Peter Steil
430 East Olive
Long Beach, NY 11561     75,000          8.0%                6.6%                5.4%

Kenneth Levanthal
24 Meadowbrook Road
Huntington Station
New York 11725           10,000          1.1%                0.9%                0.7%

All Directors and
Officers as a Group
(3 Persons)             585,000         62.4%               51.4%               42.1%

________________________
(1) Based upon 938,263 Shares being issued and outstanding as of the date of this Prospectus as adjusted for the Company's 1-for-10 reverse split.
(2) Does not give effect to the possible exercise of any of the Warrants included in the Units offered hereby.
(3) Does not give effect to the possible exercise of any of the Underwriter's Warrants or the Pre-Bridge and Bridge Warrants.

See "CERTAIN TRANSACTIONS" for additional information with respect to the holdings of selling security holders.

                 SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

         In addition to the Securities being sold by the Company hereunder, 220,000 shares of Common Stock will also be sold by the Selling SHAREHOLDERS set forth below ("Selling Shareholders"). Also being registered hereby are 2,500,000 Bridge Warrants and 2,500,000 Shares underlying the Bridge Warrants. The Shares being sold by the Selling Shareholders are not part of the offering by the Company and the Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. These Shares were originally issued by the Company in transactions not involving any public offering.
All purchasers of the Shares and Bridge Lenders' Warrants were accredited investors as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). The Company has agreed to register these securities under the Act concurrently with this Offering and to pay the expenses in connection therewith (exclusive of commissions and the fees and expenses of counsel for Selling Shareholders).
The Shares, Bridge Lenders' Warrants and Shares underlying the Bridge Lenders' Warrants to be offered by the Selling Shareholders are identical to the Shares and Warrants offered herein by the Company and have been included in the Registration Statement of which this Prospectus forms a part. None of the Selling Shareholders has any material relationship with the Company.

<P>
Name and address                  Shares            Warrants        Approximate %(3)   Approximate %(3)
                                  Owned(1)          Owned(2)        Before Offering    After Offering
                                                                                       Minimum           Maximum
________________________________________________________________________________________________________________
Glen Nortman                      10,000            125,000          3.93%              3.66%             3.47%
88 Foxwood Drive
Jericho, NY 11753

Gary Lyle Brustein                20,000            250,000          7.85%              7.31%             6.94%
201 Brookville Road
Brookville, NY 11545

Ameristar Group Incorporated      20,000                  -          0.58%              0.54%             0.51%
444 Madison Avenue, Suite 1710
New York, NY 10022

Capital Planning Holding Corp.    10,000            125,000          3.93%              3.66%             3.47%
3 Asccot Ridge
Great Neck, NY 11021

Elull Development                 20,000            250,000          7.85%              7.31%             6.94%
155 Westwood Drive
Westbury, NY 11590

Abbey S. Freiberg                 20,000            250,000          7.85%              7.31%             6.94%
6 Woodstock Court
Muttontown, NY 11590

Jay G. Goldman                    10,000            125,000          3.93%              3.66%             3.47%
745 Fifth Avenue
New York, NY 10151

Jay Goldman,
Master Limited Partnership        10,000            125,000          3.93%              3.66%             3.47%
745 Fifth Avenue
New York, NY 10151

Christopher Mackie                10,000            125,000          3.93%              3.66%             3.47%
50 Pummick Street
Bluepoint, NY 11715

Wainscott Capital, Ltd.           40,000            500,000         15.71%             14.64%            13.88%
Seaton House
17-19 Seaton Place, Suite 2
St. Healier, Jersey
Channel Islands

Neil Jeffrey Weisman              10,000            125,000          3.93%              3.66%             3.47%
3 Piper Drive
Searington, NY 11507

Harry Zarin                       20,000            250,000          7.85%              7.31%             6.94%
73-79 Park Drive East
Flushing, NY 11367

Robert Zarin                      20,000            250,000          7.85%              7.31%             6.94%
9 Stewart Lane
Kings Point, NY 11024

_____________________________________
(1) Represents the total number of shares of Common Stock owned by the Selling Shareholder which are being registered hereunder for sale to the public.
(2) Represents the total number of Bridge Lender Warrants outstanding prior to this Offering. The Company has, prior to this Offering issued warrants in connection with its Bridge Financing (see, "CERTAIN TRANSACTIONS").
(3) In determining the percentages represented by the holding of each Selling Shareholder, it has been assumed that all warrants listed in the above table have been exercised, but that none of the Warrants which are being offered hereby, or any of the Underwriter's Warrants, have been exercised. Consequently, the above stated percentages are based upon a total assumed capitalization equal to the sum of 938,263 Shares presently issued and outstanding, plus 2,500,000 Shares to be issued upon exercise of the Bridge Warrants. Consequently, it is assumed for purposes of the above chart that the number of Shares outstanding prior to this Offering was 3,438,263;
the number of Shares to be outstanding following the minimum Offering herein will be 3,688,263; and the number of Shares to be outstanding following the maximum Offering herein will be 3,888,263.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement, which is filed as an exhibit to this Registration Statement, the Company is offering a minimum of 250,000 shares of Common Stock and 500,000 Warrants (or a total of $1,550,000), the "Minimum Offering, and a maximum of 450,000 shares of Common Stock and 900,000 Warrants
(or a total of $2,790,000), the "Maximum Offering, at a purchase price of $6.00 per share of Common Stock and $0.10 per Warrant. The Company has agreed to pay Worthington Capital Group, Inc. (the "Underwriter") a commission of ten (10%) per cent of the gross sale price of all Securities sold in this Offering ($155,000 if only the Minimum Offering is sold and $279,000 if the Maximum Offering is sold). The Underwriter has made no commitment to sell any of the Securities offered hereby and no assurance is given that any of the Securities will be sold. The Underwriter has agreed to use its "best efforts" to sell the Securities.

         The Underwriter has the option to utilize other broker-dealers who are members of the National Association of Securities Dealers, Inc.
(the "Selected Participating Dealers") to assist in the sale of these Securities. At the date hereof, the Underwriter has not reached any agreement with any Selected Participating Dealers to conduct selling efforts with respect to the Company's Securities offered hereby. In the event that any agreement is reached between the Underwriter and any Selected Participating Dealers, the Underwriter intends to reallow to such participating broker-dealers up to ___% of the full 10% underwriting commission.

         The proceeds from the sale of the Securities will be held in an escrow account at ____________ Bank, __________, New York (the "Escrow Account"), until a minimum of 250,000 shares of Common Stock and 500,000 Warrants have been sold and $1,550,000 is deposited in the Escrow Account. If at least 250,000 shares of Common Stock and 500,000 Warrants are not sold by 60 days from the date of this Prospectus, which date may be extended for an additional period of 30 days by the Company and the Underwriter, the proceeds received from investors will be promptly refunded to the investors in full without interest thereon and or deduction of any kind therefrom. Until the proceeds from the sale of at least 250,000 shares of Common Stock and 500,000 Warrants are deposited in escrow, investors will not be securities holders nor able to demand the return of their subscription proceeds.

         All purchasers' checks should be made payable to "Xetal, Inc.- Escrow Account." Certificates evidencing the Shares and Warrants will be issued to purchasers only if the proceeds from the sale of at least 250,000 shares of Common Stock and 500,000 Warrants are actually deposited in the Escrow Account and released to the Company pursuant to the Escrow Agreement. Until such time as the proceeds are actually received by the Company and the certificates delivered to the purchasers thereof, such purchasers will be deemed subscribers and not security holders of the Company. During the selling period, purchasers will have no right to demand the return of their subscription proceeds. If the minimum proceeds are successfully obtained, the Offering will continue until completed, until the maximum period of the Offering has elapsed or until the Offering is terminated by the Company and the Underwriter, whichever occurs first.

         The Company has also agreed to sell to the Underwriter warrants
(the "Underwriter's Warrants) at a purchase price of $0.0001 per Underwriter's Warrant to acquire an aggregate of 135,000 shares of Common Stock and 270,000 Warrants, entitling the holder to purchase 270,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 100% of the price of the Common Stock to the public in this Offering, subject to adjustment in amount pro rata in the event all of the Common Stock and/or Warrants are not sold in this Offering. The Underwriter's Warrants grant to the holder thereof certain demand and "piggy-back" registration rights for a period of five years from the date of this Prospectus with respect to the registration under the Act of the securities issuable upon the exercise of the Underwriter's Warrants.
See, "DESCRIPTION OF SECURITIES - Underwriter's Warrants."

         In accordance with the Underwriting Agreement, the Underwriter has been granted the option of designating an individual to serve on the Company's Board of Directors for a period of at least three years after completion of this Offering. The Underwriter has not advised the Company whether it will exercise such Option, or, if so, who it will designate.

         The Underwriting Agreement provides that the Company will pay a non-accountable expense allowance equal to three (3%) per cent of the gross proceeds of this Offering to the Underwriter ($46,500 if only the Minimum Offering is sold or $83,700 if the Maximum Offering is sold) of which $25,000 has been paid as of the date of this Prospectus. The Company has also agreed to pay all expenses in connection with qualifying the Securities offered hereby for sale under the laws of such states as the Underwriter may designate, including fees and expenses of counsel retained for such purposes, certain costs of investigatory searches of the Company's executive officers and other expenses in connection with the Offering.

         The Underwriter has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

         Certain of the Company's shareholders, constituting in the aggregate ________ shares of Common Stock, and all its officers and directors, constituting in the aggregate 585,000 shares of Common Stock
(___________ in the aggregate), have agreed not to sell their shares without the consent of the Underwriter for a period of 24 months from the date of
this Prospectus.   The Underwriting Agreement provides that the Company will
not offer any shares of Common Stock, preferred stock, options to purchase Common Stock, warrants or any other securities convertible into shares of Common Stock within three years after the date this Prospectus without the consent of Underwriter, except that the Company may issue up to 250,000 shares of Common Stock in connection with an employee stock option plan.
The Underwriting Agreement provides that the Underwriter will have a right of first refusal for any sale of securities to be made by the Company for a period of five years after the date of this Prospectus.

         The Underwriting Agreement provides that the Company will neither solicit the exercise of the Warrants which are part of the Units offered hereby, nor authorize any dealer to engage in such solicitation without the consent of the Underwriter. Upon the exercise of the Warrants, the Company has agreed to pay to the Underwriter a commission equal to seven (7%) per cent of the aggregate exercise price. The commission will be payable only if (i) the Warrant is exercised at least 12 months after the date of this Prospectus;
(ii) the market price of the Common Stock on the date that the Warrant is exercised is greater than the exercise price of the Warrants; (iii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc.; (iv) the Warrant is not held in a discretionary account; (v) disclosure of the compensation arrangement is made at the time of the exercise of the Warrant; (vi) the holder of the Warrant has stated in writing that the exercise was solicited and designated in writing the soliciting broker/dealer; and (vii) solicitation and exercise of the Warrant was not in violation of Rule 10b-6 promulgated under the Exchange Act.
However, no fee will be payable to the Underwriter in connection with the Warrants voluntarily exercised without solicitation by the Underwriter.

         The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the Registration Statement, including liabilities under the Act. To the extent that the Underwriting Agreement may purport to provide exculpation from possible liabilities arising under the federal securities laws, it is the opinion of the Commission that such indemnification is contrary to public policy and unenforceable.

         The Company has engaged the Underwriter or its designee as its financial consultant for a period of 24 months commencing on the date of this Prospectus, for which the Underwriter will receive in advance a consulting fee of $100,000, payable in full at the closing of the Minimum Offering.

         The Underwriter may elect not to proceed with the Offering at anytime without penalty if, in its sole discretion and acting in good faith, it believes that no favorable public market exists for the sale of the Securities. The Underwriting Agreement may also be terminated by the Underwriter if, among other things, at any time prior to the closing of this Offering, there shall have occurred a material adverse change in the conditions or obligations of the Company or which change, in the sole judgment of the Underwriter, will have adversely affected the marketability of the securities offered hereby and will have made it impracticable or inadvisable to proceed with this Offering.

         The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement, copies of which are on file at the offices of the Underwriter and the Company and which are filed as an exhibit to the Registration Statement. See "ADDITIONAL INFORMATION."

                           DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value per share, of which 938,263 shares are presently issued and outstanding, including 200,000 shares of Common Stock in the aggregate issued to the Bridge Lenders. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         All Shares which are the subject of this Offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to the ownership thereof. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Even if all Shares offered are subscribed for, present management will continue to own over 50% of the Company's issued and outstanding shares and will, therefore, be able to elect all of the Company's Directors, appoint all of its officers and control its operations.

Common Stock Purchase Warrants

         The Common Stock Purchase Warrants ("Warrants") will be issued in registered form under and subject to the terms of a warrant agreement dated as of the date of this Prospectus (the "Warrant Agreement"). The following statements are a brief summary of certain provisions of the warrant agreement and are subject to the detailed provisions thereof, to which reference is made for a complete statement of such provisions. Copies of the Warrant Agreement may be obtained from the Company and have been filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement of which this Prospectus is a part.

         The Warrants are offered separately and each Warrant entitles the holder thereof to purchase one additional share of Common Stock during the four (4) year period commencing one year after the date of this Prospectus, as herein defined, at a price of $6.00. The initial Offering price of the Warrants will be $0.10 per Warrant.

Bridge Warrants

         Each Bridge Lenders' Warrants entitles the holder thereof to purchase up to 250,000 shares of Common Stock at a price of $6.00 per share, 100% of the proposed public Offering price herein, during the four year period commencing one year after the date of issuance of such Bridge Lenders' Warrants. There are issued and outstanding an aggregate of 2,500,000 Bridge Lenders' Warrants entitling the holders thereof to purchase an aggregate of 2,500,000 shares of Common Stock. In the event that this Offering is not consummated at $6.00 per Share, then the Bridge Lenders' Warrant exercise price shall be 100% of the public Offering price of the Common Stock in this Offering. Pursuant to the terms of the Bridge Lenders' Warrants, the holders thereof were granted certain demand and "piggy-back" registration rights with respect to the Shares underlying the Bridge Lenders' Warrants. Consequently, all 2,500,000 Shares underlying the 10 Bridge Lenders' Warrants issued by the Company have been included in the Registration Statement of which this Prospectus forms a part and, following the closing date of this Offering, may be sold publicly, subject to the conditions set forth in this Prospectus, upon the exercise of the Bridge Lenders' Warrants and subject to an agreement whereby the Bridge Lenders agreed not to sell, assign or transfer the Common Stock, Bridge Lenders' Warrants or Common Stock underlying their Bridge Lenders' Warrants without the prior consent of Worthington for a period of 24 months from the date of their issuance or 18 months from the effective date of the Registration Statement of which this Prospectus is a part, whichever is earlier.

General Terms Applicable to Warrants and Bridge Warrants

         Holders of the Warrants and Bridge Lenders' Warrants will not have any rights, privileges or liabilities as Stockholders of the company prior to the exercise thereof. The Warrants and Bridge Lenders' Warrants contain certain provisions that protect the holders thereof against dilution. The exercise price of, and the number of Shares issuable upon exercise of the Warrants and Bridge Lenders' Warrants will be subject to adjustment in certain circumstances including, but not limited to, stock dividends, stock splits, mergers, acquisitions and recapitalization. Upon such an adjustment, the Company shall cause to be promptly mailed by first class mail, postage prepaid to each Warrant and Bridge Lenders' Warrant Holder notice of such adjustment.

         The Warrants and Bridge Lenders' Warrants may be exercised upon the surrender of the warrant certificate on or prior to the expiration date at the office of the Company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to the Company) for the number of warrants being exercised.

         The Warrants and Bridge Lenders' Warrants are redeemable by the Company at any time after two years after the date of this Prospectus and prior to their expiration at a price of $0.05 per Warrant, upon 30 days prior written notice, provided that the closing sale price of the Common Stock on the Bulletin Board shall have been at least 150% of the initial Offering price of the Shares herein on each of the 20 consecutive trading days ending on the tenth day prior to the day on which the notice of redemption is given. The Warrants and Bridge Lenders' Warrants may be exercised during the 30 day redemption notice.
In determining whether to redeem either of the warrants, management of the Company will take into consideration the market price of the Shares and the Company's ability to raise capital other than through the exercise of the warrants. The Company may elect to redeem either the Warrants or Bridge Warrants or both in its sole discretion.

         No Warrant or Bridge Lenders' Warrant will be exercised unless at the time of exercise the Company has filed with the Securities and Exchange Commission a current prospectus covering the Shares issuable upon exercise of such warrants and such Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such warrants. The Company will use its best efforts to have all warrants so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until expiration of the warrants. Further, a current prospectus covering the Shares issuable upon exercise of the warrants must be in effect before the Company may accept warrant exercises. There can be no assurance that the Company will be able to have a prospectus in effect when this Prospectus is no longer current, notwithstanding the Company's commitment to use its best efforts to do so.

         No fractional Shares will be issued upon exercise of the Warrants or Bridge Lenders' Warrants. However, if a warrant holder exercises all warrants then owned of record by him, in lieu of the issuance of any fractional Share which is otherwise issuable, an amount in cash based upon the market value of the Shares on the last trading day prior to the exercise date.

Warrants are generally more speculative than Shares which are purchased upon the exercise thereof. Historically, the percentage increase or decrease in the market price of a warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common stock.
A warrant may become valueless, or of reduced value, if the market price of the common stock decreases, or increases only modestly, over the term of the warrant.

Underwriter's Warrants

         Upon the completion of this Offering, the Company has agreed to sell to the Underwriter for a nominal consideration, Underwriter's Warrants to acquire shares of Common Stock and Warrants identical to the Securities being offered hereby, on the basis of one share of Common Stock for each ten (10) shares sold in this Offering and one Warrant for each ten (10) Warrants sold in this Offering and 100% of each component thereof. The Underwriter's Warrants are exercisable at a price of $6.00 per Unit for a period of four years commencing one year from the date of this Prospectus.

         The Underwriter's Warrant may not be sold, hypothecated, exercised, assigned, or transferred, except to individuals who are officers of partners of the members of the Underwriter or participating selected dealers who are members of the National Association of Securities Dealers, Inc., or pursuant to the laws of descent and distribution, for a period of twelve months from the effective date of this Prospectus, and, in no event will such Underwriter's Warrants (or the underlying securities issuable upon exercise thereof) be offered or sold except in compliance with the Act. Any profits realized by the Underwriter upon the sale of the Underwriter's Warrant or the underlying securities may be deemed to be additional compensation.

         The Company has agreed that it will, upon request of the Underwriter or its specific duly authorized designee, or at the request of the holders of not less than 50% of the Underwriter's Warrant and/or underlying securities, with the consent of the Underwriter or its duly authorized designee, within the period commencing one year from the effective date of this Offering, and for a period of four years thereafter, on one occasion at the sole expense of the Company cause the Underwriter's Warrant and/or underlying securities issuable upon exercise of the Underwriter's Warrant to be the subject of a post-effective amendment or a new registration statement so as to enable the Underwriter and its assigns to offer publicly the Underwriter's Warrant and/or underlying securities. In addition if during the five year period commencing one year from the effective date of this Offering, the Company shall register any of its securities for sale pursuant to a registration statement under the Act, the Company shall be required to offer the holders of the Underwriter's Warrant and/or underlying securities the opportunity to register such underlying securities, without cost to the holders thereof. The registration requirement shall not apply to Registration Statements filed by the Company pursuant to Form S-8 or Form S-4 or similar forms.

         The Underwriter's Warrant contains anti-dilution provisions regarding certain events, including but not limited to. stock dividends, split-ups, and reclassification. Holders of the Underwriter's Warrant will have no voting power and will not be entitled to any dividends. In the event of any dissolution or winding up of the Company, the holders of the Underwriter's Warrant will not be entitled to participate in a distribution of the Company's assets.

         For the life of the Underwriter's Warrant, the Underwriter is given, at a nominal cost, the opportunity to profit from a resulting dilution in the interest of existing security holders. The terms upon which the Company could obtain additional capital during that period may be adversely affected.
The Underwriter might be expected to exercise the Underwriter's Warrant at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided for by the Underwriter's Warrant.

Dividend Policy

         The Company has not paid any dividends and there are presently no plans to pay any such dividends in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including earning, financial condition, capital requirements and other factors. There are no contractual restrictions on the Company's present or future ability to pay dividends. Further, there are no restrictions on any of the Company's subsidiaries which would, in the future, adversely affect the Company's ability to pay dividends to its shareholders.

Transfer Agent

         The Transfer Agent for the Company's Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.

                               LEGAL PROCEEDINGS

         Neither the Company nor any of its officers or directors, in their capacity as such, are presently a party to any litigation. To the knowledge of management and the Company there is no litigation threatened against the Company which may materially affect its assets or business operations. However, as mentioned above, the Company is currently in default with respect to its obligation to pay the principal and accrued interest pursuant to the terms of the Pre-Bridge Notes. Such default could, at the option of the Pre-Bridge Note holders result in litigation against the Company.
No agreement has been reached with the Pre-Bridge Note holders to extend the time of payment thereof or to otherwise refrain from instituting litigation against the Company in connection therewith.

                                 LEGAL MATTERS

         The validity of the Shares and Warrants offered hereby as part of the Units will be passed upon for the Company by B. Bruce Freitag, Esq., 39 Sackerman Avenue, North Haledon, New Jersey 70508. Certain legal matters in connection with this Offering will be passed upon for the Underwriter by Doros & Brescia, P.C.

                                    EXPERTS

         The financial statements of the Company as of September 30, 1996 and 1995 included in the Prospectus, have been audited by Linder & Linder, Certified Public Accountants, Dix hills, New York, as stated in their opinion and upon the authority of that firm as experts in accounting and auditing.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholders
Xetal, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Xetal, Inc.
and Subsidiaries as of September 30, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 1996 and the nine month period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xetal, Inc. and Subsidiaries at September 30, 1996 and the results of their operations and their cash flows for the year ended September 30, 1996 and the nine month period ended September 30, 1995 in conformity with generally accepted accounting principles.


Linder & Linder
Certified Public Accountant


Dix Hills, New York
December 6, 1996


                          XETAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                               September 30,1996

                                     ASSETS
  Current Assets

   Cash                                               $  129,250
   Accounts receivable,
    less allowance for doubtful
     accounts of $41,000                               1,162,602
   Inventory                                           1,288,278

   Advances to joint ventures                             28,047

   Due from officers                                      66,079

   Prepaid and other receivables                          88,578
Total Current Assets                                   2,762,834

Property and Equipment - at cost,
  less accumulated depreciation of
  $65,969                                                 78,078

Other Assets
  Goodwill                                               177,261
  Registration fees                                      342,126

  Security deposits                                        4,957
  Total Other Assets                                     524,344
Total Assets                                          $3,365,256


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Line of credit - bank                           $   1,049,663
   Note payable, current portion                          12,500
   Bankers acceptances                                   124,658
   Accounts payable                                    1,064,591
   Accrued expenses                                      250,606

   Loans payable                                         250,000

Total Current Liabilities                              2,752,018
Loans Payable - former shareholders                      248,038

Stockholders' Equity
   Preferred stock, $.01 par value,
     2,000,000 shares authorized,
     -0- shares issued                                         -

   Common stock, $.001 par value,
     20,000,000 shares authorized                            738

   Additional paid in capital                            589,102

   Retained earnings (deficit)                          (224,640)
Total Stockholders' Equity                               365,200

         Total Liabilities and
            Stockholders' Equity                      $3,365,256

See accompanying auditors' report and notes to financial statements.



                          XETAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            Nine Months
                                            Year Ended      Ended
                                            September 30    September 30
                                            1996            1995

Revenues                                    $ 14,615,764    $ 9,635,770
Cost of Revenues                              12,595,353      8,657,156

     Gross Profit                              2,020,411        978,614

Operating Expenses
   Selling expenses                              911,336        544,732
   General and administrative expenses           855,056        436,369

     Total Operating Expenses                  1,766,392        981,101
     Income (Loss) from Operations               254,019         (2,487)
Other Expenses
   Consulting and business acquisition costs      45,000        155,675

   Interest expense - net                        175,283         89,657

     Total Other Expenses                        220,283        245,332

     Net Income (Loss)                            33,736       (247,819)

Earnings Per Common Share                   $       0.09    $     (0.92)

Weighted Average Number of
  Shares Outstanding                             394,800        269,733


See accompanying auditors' report and notes to financial statements.



                          XETAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

                                                       Additional
                                     Common Stock      Paid In    Retained
                                   Shares    Amount    Capital    Earnings

Balance, December 31, 1994       2,600,330   $ 2,600   $(61,600)  $ (10,557)

 Transaction in connection
  with reverse acquisition               -         -    (10,000)          -

 Issuance of stock for
  payment of accrued expenses      582,000       582    654,158           -

 Net loss - nine months                  -         -          -    (247,819)

Balance, September 30, 1995      3,182,330     3,182    582,558    (258,376)

 Acquisition of Universal
  Medical Distributors, Inc.       100,000       100          -           -

 Acquisition of Dental
  Alternatives, Inc.             4,000,000     4,000          -           -

 Transfer - reverse stock
  split                         (6,544,067)   (6,544)     6,544           -

 Net income - year ended                 -         -          -      33,736

Balance, September 30, 1996        738,263   $   738   $589,102   $(224,640)

See accompanying auditors' report and notes to financial statements.


                          XETAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                             Nine Months
                                               Year Ended     Ended
                                              September 30 September 30
                                                  1996         1995
Cash Flows From Operating Activities
 Net income (loss)                              $   33,736  $ (247,819)
 Adjustment to reconcile net income to net
  cash flows from operating activities
     Depreciation                                   11,661       6 618
     Amortization                                    8,141       6,474
     Bad debts                                      84,140
  Changes in operating assets and liabilities
     (Increase) decrease in assets
        Accounts receivable                        194,512    (381,046)
        Inventories                               (515,556)   (141,291)
        Advances to joint ventures                 145,185    (115,172)
        Prepaids                                   (58,318)     (5,905)
     Increase (decrease) in liabilities
        Accounts payable                           138,203      91,335
        Accrued expenses                           115,816     200,725
Cash Flows Provided By (Used By)
           Operating Activities                    157,520    (586,081)
Cash Flows From Investing Activities
 Acquisition of property                           (12,863)    (44,135)
 Registration costs                                (53,740)    (50,000)
 Acquisition of goodwill                          (156,300)          -
 Due from officers                                 (52,579)    (13,500)
         Cash Flows Used By Investing
           Activities                             (275,482)   (107,635)
Cash Flows From Financing Activities
 Borrowings under line of credit - net             234,663     515,000
 Borrowings from acceptances payable - net        (447,807)    155,256
 Payment of note payable                           (50,000)    (15,225)
 Loans payable                                     262,500      50,000
         Cash Flows Provided By (Used By)
           Financing Activities                       (644)    705,031
Net (Decrease) Increase In Cash                   (118,606)     11,315
Cash, Beginning                                    247,856     236,541
                                                  --------     -------
Cash, End                                       $  129,250   $ 247,856
                                                   =======     =======



                          XETAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Nine Months
                                               Year Ended    Months
                                              September 30 September 30
                                                  1996         1995
Supplemental Disclosure:

 Cash paid during the year for:
   Interest                                      $155,954     $ 89,657
   Taxes                                                -            -
 Non-cash investing and financing transactions
   Recapitalization in connection with
     the reverse acquisition                            -       10,000

   Acquisition and registration costs
     accrued as current liabiltities               71,010      200,225

   Issuance of common stock in lieu of
     payment of accrued expenses                        -      654,740

   Issuance of common stock to acquire
     subsidiaries                                   4,100            -

   Transfer to additional paid in
     capital - recapitalization
     reverse stock split                            6,544            -



See accompanying auditors' report and notes to financial statements.


                          XETAL, INC. AND SUBSIDIARIES
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

NOTE 1 - Summary of Significant Accounting Policies

         Nature of Business

Insurance Kingdom Agency, Inc. ("IKA"), an inactive company, was organized under the laws of the State of Utah. Effective September, 1994, IKA acquired Xetal, Inc. ("APO Health"), an operating company. IKA changed its name to Xetal, Inc., a Utah Corporation, (collectively the "Company"). APO Health is a wholesale distributor of medical supplies and sells predominantly to medical distributors, dentists and doctors throughout the United States.

The acquisition has been accounted for by the purchase method under business combinations and treated as a reverse acquisition. Such transaction treats the acquisition as if APO Health acquired IKA and reflects the fair market value of IKA's net assets on the date of acquisition.

Effective to the acquisition, previously taxed profits, amounting to $248,038 due to the former shareholders and included in retained earnings, were transferred to loans payable to former shareholders.

Effective January 1, 1995, Xetal, Inc., the operating company, changed its name to APO Health, Inc. In addition, APO Health changed its year end to September 30th. The 1995 statement of operations is presented for the nine month period ended September 30, 1995.

Inventory

Merchandise inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life.

Reclassification

Certain items in the 1995 statement of operations have been reclassified to conform with the 1996 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

APO Health had elected to be treated as a Subchapter "S" Corporation for both Federal and State income tax purposes, whereby, the individual stockholders of APO Health include the income on their individual income tax returns.

During September 1994, APO Health terminated its "S" Corporation election effective to the date it was acquired by IKA.

Intangibles

Customer lists acquired are being amortized over a three year period and have been fully amortized for the year ended September 30, 1996. Registration costs associated with future private placements or public offerings will be offset against the proceeds received. Costs associated with the companies acquired are capitalized and included in the purchase price of such acquisition.
Costs associated with unsuccessful acquisitions are expensed.
Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight line method over 15 years.

Earnings Per Share

Earnings per share amounts are based on the weighted average number of shares outstanding. The assumed conversion of warrants do not result in material dilution.

Presentation

All material intercompany transactions and balances have been eliminated in consolidation.

NOTE 2 -  Advances to Joint Ventures

APO Health advanced Trans Medical International Corporation,("Trans Medical"), cash and merchandise to be distributed by Trans Medical to South America.
As collateral for this advance, APO Health obtained 25% of Trans Medical's common stock. During the year ended September 30, 1996, APO Health has provided an allowance of $84,140 on such advance.

NOTE 3 - Business Combinations

Universal Medical Distributors, Inc.

On March 31, 1996, IKA acquired Universal Medical Distributors, Inc., ("Universal"), in a business combination accounted for as a purchase. Universal is primarily engaged in the business of distributing veterinary supplies. The results of operations of Universal is included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $179,340, which exceeded the fair value of the net asset of Universal.

Dental Alternatives, Inc.

During July, 1996, IKA acquired Dental Alternatives, Inc., ("Alternatives"), an inactive company owned by a major shareholder of IKA. The acquisition was accounted for in a business combination as a purchase. IKA acquired the marketing rights of products developed by Alternatives for 4,000,000 shares of common stock.

NOTE 4 - Note Payable

During 1993, APO Health entered into an agreement with an individual to sell him 8% of the business. APO Health received a deposit of $25,900 and the individual's customer list. The sale was never consummated and APO Health agreed to return the deposit payable in 24 monthly installments of $1,000 with an additional payment of $1,900 prior to November 1, 1994 and commencing September 15, 1994.

NOTE 5 - Loans Payable

In conjunction with financing a private placement or public offering, APO Health borrowed $50,000 from two individuals. Such borrowing is non-interest bearing and will be repaid from the proceeds of the placement or offering.

In January, 1996, IKA issued an aggregate of $250,000 principal amount of promissory notes to certain investors to provide interim working capital to the Company and repaid the $50,000 borrowed from the two individuals.
The notes bear interest at 10% per annum and are due and payable, upon the earlier of (i) December 15, 1996 or (ii) the consummation of an offering. In addition, the investors received warrants to purchase an aggregate of 25,000 post split shares of common stock at a price of $7.50 exercisable through January 3, 2003.

In connection with the financing, IKA retained the services of an underwriter to obtain additional financing through a public offering. Costs associated with the offering of $243,617 are included in registration fees at September 30, 1996. Effective May 10, 1996, IKA and the underwriter terminated their agreement. As part of the termination agreement, the underwriter was issued warrants to purchase an aggregate of 12,500 post split shares of common stock at a price of $7.50 exercisable through January 3, 2003.

In June, 1996, IKA retained the services of a new underwriter to facilitate a public offering to provide the Company with working capital.

During November, 1996, the Company issued an aggregate of $250,000 principal amount of 8% promissory notes to certain investors to provide the Company with interim working capital.

NOTE 6 - Credit Facility

At September 30, 1996, APO Health has a $2,000,000 credit facility with a financial institution. The facility is for working capital and the purchase of inventory. The credit facility provides the following:

         a) Documentary sight letters of credit up to a maximum of 120 days per annum taken at the same time of payment,

         b) Bankers acceptances of up to 180 days priced at the bankers acceptance rate plus 250 basis points, and

         c)  $300,000 sublimit on direct borrowing at 10% per annum.

The credit facility is secured by substantially all of the Company's assets and personally guaranteed by its stockholders.

Universal has a line of credit with a bank in the amount of $50,000 which expires on November 30, 1996. Borrowings against this line bear interest, at the prime rate plus 2.75% and are collateralized by a lien on substantially all assets and are guaranteed by the stockholders.

As of September 30, 1996, the Company has lines of credit outstanding of $1,049,663.

NOTE 7 - Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal source of temporary differences is the use of the allowance method for bad debts for financial accounting and direct write-off method for tax purposes. In addition, the Company has a net operating loss carryover of approximately $150,000 that can be used to offset future taxable income through the year 2010. The Company has provided for a valuation allowance amounting to the deferred tax asset since it can not be determine whether it can more likely than not be utilized.

The Company's provision for income taxes currently payable has been offset by the utilization of a net operating loss carryover.

NOTE 8 - Common Stock

On August 5, 1996, the Board of Directors authorized an 1-for-10 stock split of the Company's $0.001 par value common stock. As a result of the split, existing shares outstanding was reduced by 6,544,067, and additional paid in capital was increased by $6,544. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1995 have been restated to reflect the reverse stock split.

NOTE 9 - Commitments and Contingency

Defined Contribution Pension Plan

January , 1993, APO Health established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are discretionary. Pension expense for the periods ended September 30, 1996 and 1995 amounted to $22,136 and $-0-, respectively.

Leases

Effective November 15, 1994, an affiliated company, whose shareholders are the officers of the Company, entered into a 5 year agreement to lease a 9800 square foot facility to house its operations. Under the terms of the new lease, the Company will pay for all real estate tax increases and any repairs to the property. The Company has a month to month lease with similar terms with this affiliate.

Future minimum rental payments are as follows:

          Year Ending
         September 30,

              1997                           $ 48,800
              1998                             51,450
              1999                             51,450

For the periods ended September 30, 1996 and 1995, rent expense was $45,392 and $27,759, respectively.

Letter of Credits

The Company has letters of credit outstanding of $277,455 for purchases to be delivered after September 30, 1996.

Concentration of Credit Risk

APO Health maintains bank accounts in several financial institutions.
Each financial institution is insured up to $100,000 by the Federal Depository Insurance Corporation. At September 30, 1995, the Company has uninsured cash of approximately $98,000.

Employment Agreements

The Company has entered into employment agreements with its principal officers through December 31, 1998. The agreements will automatically be renewed and extended for up to five consecutive one year periods. The terms provide for a minimum annual salary of $125,000 with adjustments for cost-of-living changes and incentives based on gross revenues and development of new products.
In addition, the agreement provides for warrants to be issued based on the incentives. At September 30, 1996, the officers waived their rights to any additional compensation based on salary and incentives.

NOTE 10 -  Restatement of Financial Statements

Subsequent to the issuance of the Company's 1995 financial statements, management became aware that certain costs associated the its acquisition, promotional expenses, professional fees and consulting fees were not properly recorded. The effect of these omissions to the financial statements for the period then ended and as of September 30, 1995 were to overstate assets by approximately $650,000 and overstate net income by $270,000.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers.

The Registrant has no provisions in its Articles of Incorporation or By-Laws providing for indemnification of its officers and directors except for the general provisions of the laws of the State of Utah. Additionally, management is investigating the possibility of officers and directors liability insurance, and anticipates that a policy of insurance covering the acts of officers and directors in their capacity as such will be acquired shortly after the conclusion of this Offering provided adequate funds are available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities
(other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution.

Estimated expenses payable by Registrant, other than underwriting commissions payable to the Underwriter, in connection with the registration and distribution of the Common Stock and Warrants registered hereby are as follows:


Registration Fee:                                        $    8,861
NASD Filing Fees:                                               770
Cost of Printing                                              7,500*
Accountants' Services and Expenses                           12,500*
Legal Services and Expenses                                  50,000*
Blue Sky Fees and Expenses                                   30,000*
Miscellaneous                                               145,000*

Total Expenses                                           $  254,631*

* Estimated.


Item 26.  Recent Sales of Unregistered Securities.

No securities of the registrant under the Securities Act of 1933 have been issued or sold by the registrant during the past three years except as follows:

     a) Sales of Common Stock in which no underwriter participated:

Common Stock of Registrant Issued in Exchange for Common Stock of Universal Medical Distributors, Inc. :

Name Of Purchaser              Number Of Shares         Consideration
Kenneth Levanthal               10,000         Exchange of Universal Shares

Common Stock of Registrant Issued in Exchange for Common Stock of
Dental Alternatives Inc. :

Name Of Purchaser              Number Of Shares         Consideration
Dr. Jan Stahl                  400,000   Exchange of Dental Alternative Shares

Common Stock Issued For Past Services and Services Rendered Pursuant to Private Placement of Registrants Securities on August, 1995:

Name Of Purchaser              Number Of Shares          Consideration
Jeff  R. Pearlman                5,700           Services valued at $64,125

Sachs Mortgage Group, Inc.       7,500           Services valued at $84,375

Wilmont Holding Corp.            8,750           Services valued at $98,437

Remsen Group Ltd.                8,750           Services valued at $98,437

Neal Weisman                    11,250           Services valued at $126,562

Susan Ferro                     11,250           Services valued at $126,562

Vincent J. Fallica               2,500           Services valued at $28,125

Steve Thomas                     2,500           Services valued at $28,125


Common Stock, Notes and Warrants Issued to Pre-Bridge Lenders by
Registrant in January, 1996:

Name Of Purchaser              Securities Purchased           Consideration

Ernest Milchman                $ 50,000 of Notes and          $ 50,000
                                 Warrants to purchase
                                  5,000 Shares

Glen Nortman*                  $ 25,000 of Notes and          $ 25,000
                                 Warrants to purchase
                                  2,500 Shares

Jeffrey Nortman                $ 25,000 of Notes and          $ 25,000
                                 Warrants to purchase
                                  2,500 Shares

Daniel Horowitz                $ 25,000 of Notes and          $ 25,000
                                 Warrants to purchase
                                  2,500 Shares

Joseph Perri                   $100,000 of Notes and          $100,000
                                 Warrants to purchase
                                 10,000 Shares

Gary Brustein*                 $ 25,000 of Notes and          $ 25,000
                                 Warrants to purchase
                                  2,500 Shares

Common Stock, Notes and Warrants Issued to Bridge Lenders by Registrant
in October, 1996:
   Name Of Purchaser                Amount of Securities       Consideration
Gary Brustein*                 $ 25,000 of Notes and           $ 25,000
                                 Warrants to purchase
                                 250,000 Shares

Capital Planning Holding Corp. $ 12,500 of Notes and           $ 12,500
                                 Warrants to purchase
                                 250,000 Shares

Elull Development              $ 25,000 of Notes and           $ 25,000
                                 Warrants to purchase
                                 250,000 Shares

Abbey S. Freiberg              $ 25,000 of Notes and           $ 25,000
                                 Warrants to purchase
                                 250,000 Shares

Jay G. Goldman                 $ 12,500 of Notes and           $ 12,500
                                 Warrants to purchase
                                 125,000 Shares

Jay Goldman,
Master Limited Partnership     $ 12,500 of Notes and           $ 12,500
                                 Warrants to purchase
                                 125,000 Shares

Glen Nortman*                  $ 12,00 of Notes and            $ 12,500
                                 Warrants to purchase
                                 125,000 Shares

Christopher Machie             $ 12,500 of Notes and           $ 12,500
                                 Warrants to purchase
                                 125,000 Shares

Wainscott Capital, Ltd.        $ 50,000 of Notes and           $ 50,000
                                 Warrants to purchase
                                 500,000 Shares

Neil Jeffrey Weisman           $ 12,500 of Notes and           $ 12,500
                                 Warrants to purchase
                                 125,000 Shares

Harry Zarin                    $ 25,000 of Notes and           $ 25,000
                                 Warrants to purchase
                                 250,000 Shares

Robert Zarin                   $ 25,000 of Notes and           $ 25,000
                                 Warrants to purchase
                                 250,000 Shares
_______________________________
* Denotes same Purchaser named in more than one transaction.

The above transactions were exempt from registration pursuant to Section 4(2) and Rule 504 and 505 of Regulation D promulgated under the Securities Act of 1933, as amended. All of the securities sold by Registrant sold was acquired for investment only and not with a view to distribution, and the sale thereof did not constitute a public offering.
See, Prospectus- "CERTAIN TRANSACTIONS."

(b) Common Stock in which underwriters participated:  NONE

Item 27. Financial Statements and Exhibits.

(a)  Financial Statements included in the Prospectus:

         1. Auditors Report of Linder & Linder dated December 6, 1996 together with;

         2. Consolidated Balance Sheet as at September 30, 1996;

         3. Consolidated Statement of Operations for the Periods Ended September 30, 1996 and September 30, 1995;

         4. Consolidated Statement of Changes in Stockholders' Equity for the Periods Ended September 30, 1996 and September 30, 1995;

         5. Consolidated Statement of Cash Flows for the Periods Ended September 30, 1996 and September 30, 1995;

         6.  Notes to Consolidated Financial Statements.

(b)  Exhibits:

         1(I).     Form of Underwriting Agreement; *

         1(ii).    Form of Selected Dealer Agreement; *

         1(iii).   Form of Underwriters Warrant; *

         3. Certificate of Incorporation and By-Laws, with all Amendments thereto. *

         4(I).     (a) Specimen Certificate of Common Stock; *

         5.   Opinion of B. Bruce Freitag, Esq.*

         10(I) Acquisition Agreement between Insurance Kingdom Agency,Inc. and Xetal, Inc. dated April 27, 1994;*

         10(ii)    Agreement and Plan of Reorganization between Xetal, Inc.
                   and Universal Medical Distributors, Inc. dated April 1, 1996;

         10(iii) Agreement and Plan of Reorganization between Xetal, Inc. and Dental Alternatives, Inc. dated July 26, 1996;

         10(iv)    Employment Agreement between Xetal, Inc.
                   and Dr. Jan Stahl dated as of January 1, 1996;

         10(v)     Employment Agreement between Xetal, Inc. and
                   Mr. Peter Steil dated as of January  1, 1996;

         23(I)     Consent of B. Bruce Freitag, Esq. (included in the opinion to be filed);*

         23(ii)    Consent of Linder & Linder, Certified Public Accountants.
________________________________
*To be filed by Amendment.

Item 27.  Undertakings.

Subject to the terms and conditions of Section 15(d) of the Securities Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplemental and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission hereto, or hereafter duly adopted pursuant to authority conferred in that section.

The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each Purchaser.

The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers of sales are being made, a post-effective amendment to this Registration Statement:

              I. To include any prospectus required by Section 10(a)(3) of the Act;

              ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, in- dividually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

              iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         2. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities registered which remain unsold at the termination of the offering.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oceanside and State of New York, on the 21th day of January, 1997.

                                       XETAL, INC.

                                       By /s/Dr. Jan Stahl
                                       Dr. Jan Stahl;
                                       Chief Executive Officer and
                                       Principal Financial Officer


In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacity and on the date stated:


 /s/Dr. Jan Stahl______ Chief Executive Officer,
 Dr. Jan Stahl          Principal Financial Officer,
                        Director                 January  21, 1997



 /s/Peter Steil _______ President, Director      January 21, 1997
Peter Steil


 /s/Kenneth Levanthal   Director                 January 21, 1997
Kenneth Levanthal



 As filed with the Securities and Exchange Commission on January __, 1997.


                                            Registration No. _____________

______________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 2054

                                    EXHIBITS

                                       TO

                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                  XETAL, INC.
                           [Exact Name of Registrant]



          3590 Oceanside Road, Oceanside, NY 11572; Tel: 516-594-0005 [Address of Principal Place of Business and Executive Offices]


                  Att.: Dr. Jan Stahl, Chief Executive Officer
             Xetal, Inc., 3590 Oceanside Road, Oceanside, NY 11572
                    [Name and Address of Agent for Service]


                                   Copies to:

B. Bruce Freitag, Esq.                         Ronald J. Brescia, Esq.
39 Sackerman Avenue,                           Doros & Brescia, P.C.
North Haledon, New Jersey 07508                1140 Avenue of the Americas
Tel: (201) 238-1909                            New York, New York 10036
                                               Tel: (212) 921-0550


                               INDEX TO EXHIBITS

         1(I).     Form of Underwriting Agreement; *

         1(ii).    Form of Selected Dealer Agreement; *

         1(iii).   Form of Underwriters Warrant; *

         3. Certificate of Incorporation and By-Laws, with all Amendments thereto. *

         4(I).     (a) Specimen Certificate of Common Stock; *

         5.   Opinion of B. Bruce Freitag, Esq.*

         10(I) Acquisition Agreement between Insurance Kingdom Agency, Inc. and Xetal, Inc. dated April 27, 1994;*

         10(ii) Agreement and Plan of Reorganization between Xetal, Inc. and Universal Medical Distributors, Inc.
                   dated April 1, 1996;

         10(iii) Agreement and Plan of Reorganization between Xetal, Inc. and Dental Alternatives, Inc. dated July 26, 1996;

         10(iv) Employment Agreement between Xetal, Inc. and Dr. Jan Stahl dated as of January 1, 1996;

         10(v) Employment Agreement between Xetal, Inc. and Mr. Peter Steil dated as of January 1, 1996;

         23(I)     Consent of B. Bruce Freitag, Esq.
                   (included in the opinion to be filed);*

         23(ii)    Consent of Linder & Linder, Certified Public Accountants.
________________________________
*To be filed by Amendment.